UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GlobalSCAPE, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

37940G109

(CUSIP Number)

Thomas W. Brown

19026 Stone Oak Parkway, Suite 215

San Antonio, Texas 78258

(210) 495-2710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Phillip M. Renfro
Fulbright & Jaworski L.L.P.
300 Convent St., Suite 2200
San Antonio, Texas 78205
(210) 270-7172

June 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brown and Mann — GlobalSCAPE Joint Venture

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,443,905

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,443,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,443,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37940G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas W. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,850

	8.	Shared Voting Power 9,443,905

	9.	Sole Dispositive Power 34,850

	10.	Shared Dispositive Power 9,443,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,478,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37940G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David L. Mann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800

	8.	Shared Voting Power 9,443,905

	9.	Sole Dispositive Power 4,800

	10.	Shared Dispositive Power 9,443,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,448,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.7%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Filed by the Group Pursuant to General Instruction C)

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of GlobalSCAPE, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249.

Item 2.	Identity and Background
(a) through (f)

This Schedule 13D is being filed by Brown and Mann — GlobalSCAPE Joint Venture, a Texas general partnership (the “Purchaser”), Thomas W. Brown, a United States citizen (“Brown”), and David L. Mann, a United States citizen (“Mann”).  Purchaser, Brown and Mann are collectively referred to herein as the “Reporting Persons.”

Brown and Mann are the only partners of the Purchaser.  The Purchaser is a general partnership newly formed pursuant to that certain Partnership Agreement dated June 1, 2002, by and between Brown and Mann, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.  The principal business of the Purchaser is purchasing, acquiring, holding, voting, and selling or otherwise disposing of capital stock and stock equivalents of the Company (see Item 4).  The principal business and office address of the Purchaser is 19026 Stone Oak Parkway, Suite 215, San Antonio, Texas 78258.

Brown is a controlling person of Thomas W. Brown Investments (“TWB”), a private investment firm specializing in portfolio management.  Mann is a controlling partner of Mann Custom Homes, Ltd. (“MCH”), a residential construction company.  The principal business address of TWB is 19026 Stone Oak Parkway, Suite 215, San Antonio, Texas 78258.  The principal business address of MCH is 150 N. Loop 1604 East, San Antonio, Texas 78232.

None of the Reporting Persons, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Purchaser utilized $2,250,000 of its working capital to purchase the 9,443,905 shares of Common Stock beneficially owned by the Purchaser.  This working capital was provided in part by a $1,250,000 loan from Sterling Bank to the Purchaser on the terms set forth in the Commitment Letter/Loan Agreement dated June 11, 2002 (the “Loan Agreement”), a copy of which is filed as an exhibit hereto and incorporated by reference herein, and by capital contributions from Brown and Mann.  Under the Loan Agreement, principal and interest are payable quarterly at the prime rate plus 1.50% to be adjusted annually and are payable in full on or before June 11, 2006.  The Loan Agreement requires the Purchaser to maintain a majority ownership interest in the Company.  Brown obtained the funds contributed to the Purchaser from personal funds.  Mann borrowed the funds contributed to the Purchaser pursuant to the Real Estate Lien Note dated May 31, 2002 (the “Mann Note”), executed by Mann and his spouse, and payable to the order of Sterling Bank.  A copy of the Mann Note is filed as an exhibit hereto and is incorporated by reference herein.

As a condition to the making of the loan under the Loan Agreement, the Purchaser granted Sterling Bank a security interest in the 9,443,905 shares of Common Stock (the “Pledged Stock”) and all proceeds therefrom pursuant to the Security Agreement dated June 11, 2002 (the “Security Agreement’) between the Purchaser and Sterling Bank.  During the existence of any event of default, Sterling Bank may, among other remedies, sell the Pledged Stock.  Also, the Security Agreement requires the Purchaser to maintain a majority ownership interest in the Company.  A copy of the Security Agreement is filed as an exhibit hereto and is incorporated herein by reference.

In connection with the Loan Agreement, each of Brown and Mann executed a personal guaranty pursuant to which they jointly and severally guarantee the full and prompt payment of all sums owed by the Purchaser to Sterling Bank under that certain Promissory Note dated June 11, 2002 (the “Promissory Note”), executed by the Purchaser, and payable to the order of Sterling Bank in the original principal sum of $1,250,000. Copies of such personal guaranties and the Promissory Note are filed as exhibits hereto and are incorporated herein by reference.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
The purpose of the acquisition of the 9,443,905 shares of Common Stock was to implement the Reporting Persons’ plan to obtain a majority investment interest in the Company.

                (a)           The Reporting Persons may purchase additional shares of Common Stock in open market or private transactions from shareholders of the Company.  Pursuant to the terms of the Security Agreement and the Loan Agreement, the Purchaser is required to maintain a majority ownership interest in the Company.

                (b), (c), (e), (f), (g), (h), (i) and (j)  The Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Company, (iv) any other material change to the Company’s business or corporate structure, (v) any changes in the Company’s certificate of incorporation or bylaws or, subject to the matters discussed in paragraphs (a) and (d) of this Item 4, other actions which may impede the acquisition or control of the Company by any person, (vi) the Common Stock ceasing to be authorized to be quoted on the OTC Bulletin Board, (vii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (viii) any action similar to any of the foregoing.

                (d)           On June 11, 2002, the Purchaser and ATSI Communications, Inc. (“ATSI”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) providing for the purchase by the Purchaser of the 9,443,905 shares of Common Stock from ATSI.  Pursuant to the Purchase Agreement and effective as of June 11, 2002, two of the Company’s three directors resigned and Brown and Mann were elected to the Board of Directors of the Company to fill the vacancies and serve until their successors are duly elected and qualified.  A copy of the Purchase Agreement is attached hereto as an exhibit and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

                (a) and (b)  Each Reporting Person is the beneficial owner of 9,443,905 shares of Common Stock, or 70.7% of the outstanding shares of Common Stock.  Each Reporting Person has shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares.  The Reporting Persons share such voting and disposition power with each other.  In addition, Mann has the sole power to vote and the sole power to dispose of an additional 4,800 shares (less than 1% of the outstanding shares of Common Stock) of Common Stock, and Brown has the sole power to vote and the sole power to dispose of an additional 34,850 shares of Common Stock (less than 1% of the outstanding shares of Common Stock).  The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 13,358,619 shares of Common Stock issued and outstanding as reported in the Issuer’s report on Form 10-Q for the fiscal quarter ended on March 31, 2002, as filed on May 15, 2002.

(c) Within the last 60 days, the Purchaser, Brown and Mann, acquired the number of shares of Common Stock indicated, on the date, for the per share price and in the manner indicated as follows:

Person Effecting Transaction	Number of Shares	Date Acquired	Price Per Share ($)	Manner
Thomas W. Brown	10,000	May 3, 2002	$0.25	open market purchase
Thomas W. Brown	15,000	May 15, 2002	$0.25	open market purchase
Brown and Mann-GlobalSCAPE Joint Venture	9,443,905	June 12, 2002	$0.24	private purchase from existing stockholder

                (d)           Pursuant to the terms of the Purchase Agreement, ATSI has (i) until December 10, 2002, the right to receive 50% of the proceeds received by the Purchaser and/or the Company from any sale of 70% or more of the capital stock of the Company to ACD Systems International, Inc., an Alberta corporation (“ACD”), to the extent such proceeds exceed the purchase price the Purchaser paid ATSI for the 9,443,905 shares of Common Stock and (ii) from December 11, 2002 until June 10, 2003, the right to receive 25% of the proceeds received by the Purchaser and/or the Company from any sale of 70% or more of the capital stock of the Company to ACD to the extent such proceeds exceed the purchase price the Purchaser paid ATSI for the 9,443,905 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as indicated in Item 2, Item 3, Item 4 and Item 5(d) of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
	Ex. A	Joint Filing Agreement, dated June 19, 2002, among Brown and Mann—GlobalSCAPE Joint Venture, Thomas W. Brown and David L. Mann.
	Ex. B	Stock Purchase Agreement, dated June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and ATSI Communications, Inc.
	Ex. C	Commitment Letter/Loan Agreement, dated as of June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and Sterling Bank.
	Ex. D	Security Agreement, dated June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and Sterling Bank.
	Ex. E	Partnership Agreement, dated June 1, 2002, of Brown and Mann-GlobalSCAPE Joint Venture between Thomas W. Brown and David L. Mann.
	Ex. F	Guaranty of Thomas W. Brown, dated June 11, 2002.
	Ex. G	Guaranty of David L. Mann, dated June 11, 2002.
	Ex. H	Promissory Note, dated June 11, 2002, executed by Brown and Mann-GlobalSCAPE Joint Venture, and payable to the order of Sterling Bank.
	Ex. I	Real Estate Lien Note, dated May 31, 2002, executed by David L. Mann and Dana B. Mann, and payable to the order of Sterling Bank.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2002	BROWN AND MANN-GLOBALSCAPE
JOINT VENTURE

	By:	Thomas W. Brown and David L. Mann,
its partners

		By:	/s/ Thomas W. Brown
Thomas W. Brown

		By:	/s/ David L. Mann
David L. Mann

Dated: June 21, 2002			/s/ Thomas W. Brown
Thomas W. Brown

Dated: June 21, 2002			/s/ David L. Mann
David L. Mann

EXHIBIT INDEX

Ex. A	Joint Filing Agreement, dated June 19, 2002, among Brown and Mann—GlobalSCAPE Joint Venture, Thomas W. Brown and David L. Mann.

Ex. B	Stock Purchase Agreement, dated June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and ATSI Communications, Inc.

Ex. C	Commitment Letter/Loan Agreement, dated June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and Sterling Bank.

Ex. D	Security Agreement, dated June 11, 2002, between Brown and Mann-GlobalSCAPE Joint Venture and Sterling Bank.

Ex. E	Partnership Agreement, dated June 1, 2002, of Brown and Mann-GlobalSCAPE Joint Venture between Thomas W. Brown and David L. Mann.

Ex. F	Guaranty of Thomas W. Brown, dated June 11, 2002.

Ex. G	Guaranty of David L. Mann, dated June 11, 2002.

Ex. H	Promissory Note, dated June 11, 2002, executed by Brown and Mann-GlobalSCAPE Joint Venture, and payable to the order of Sterling Bank.

Ex. I	Real Estate Lien Note, dated May 31, 2002, executed by David L. Mann and Dana B. Mann, and payable to the order of Sterling Bank.

Exhibit A

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of shares of common stock, par value $.001 per share, of GlobalSCAPE, Inc., a Delaware corporation, and any future amendments thereto as may be required from time to time.

Dated: June 19, 2002	BROWN AND MANN-GLOBALSCAPE JOINT VENTURE

	By:	Thomas W. Brown and David L. Mann, its partners

		By:	/s/ Thomas W. Brown
Thomas W. Brown

		By:	/s/ David L. Mann
David L. Mann

/s/ Thomas W. Brown
Thomas W. Brown

/s/ David L. Mann
David L. Mann

Exhibit B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”), dated as of June 11, 2002, by and among Brown and Mann-GlobalSCAPE Joint Venture, a Texas general partnership (“Purchaser”), and ATSI Communications, Inc., a Delaware corporation (“Stockholder”).

W I T N E S S E T H:

WHEREAS, Stockholder owns 9,443,905 shares, par value $0.001 per share (the “Shares”), of common stock (“Common Stock”) of GlobalSCAPE, Inc., a Delaware corporation (the “Company”), which represent approximately 70.7% of the issued and outstanding capital stock of the Company;

WHEREAS, Stockholder desires to sell to Purchaser, and Purchaser desires to purchase from Stockholder, all of the Shares, subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements of the parties hereinafter contained, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement, capitalized terms shall have the meanings specified or referred to in Exhibit A attached hereto.

ARTICLE II
SALE OF STOCK

2.01        Sale of Shares.  On the Closing Date, and subject to the terms and conditions herein stated, Stockholder agrees to sell, assign, transfer and deliver to Purchaser, and Purchaser agrees to purchase from Stockholder, all of the Shares.  At the Closing, certificates representing the Shares shall be duly endorsed in blank, or accompanied by stock powers duly executed in blank, by Stockholder.

2.02        Purchase Price; Payment.  The aggregate purchase price which the Purchaser shall pay for the Shares and in consideration of the representations, warranties, covenants and agreements of the Stockholder contained herein is $2,250,000.00 (the “Purchase Price”).  At the Closing, Purchaser shall pay the Purchase Price less $50,000 which Purchaser has previously deposited with Stockholder in cash by wire transfer of immediately available funds to the accounts designated by Stockholder.

2.03        Closing Date.  The Closing of the Subject Transactions (the “Closing”) shall be held on the later of (i) June 11, 2002 and (ii) the third business day following the satisfaction or waiver of all conditions specified in this Agreement, but in no event later than June 17, 2002 or such other date as Purchaser and Stockholder may agree to in writing.  Such date on which the Closing is to be held is herein referred to as the “Closing Date.”  The Closing shall be held at the offices of Cox & Smith Incorporated, 112 East Pecan Street, Suite 1800, San Antonio, Texas 78205, at 10:00 a.m. on the Closing Date.

2.04        Subsequent Sale.

(a)           In the event of a Subsequent Sale, Purchaser shall pay, or cause to be paid, to Stockholder the Additional Purchase Price, in the form of the consideration received by Purchaser or the Company, as the case may be, no later than five (5) business days after the receipt of such consideration in or pursuant to the Subsequent Sale.

(b)           For purposes of this Section 2.04, the terms “Purchaser,” the “Company” and “Stockholder” and ACD (as hereinafter defined) shall include their respective successors, assigns, Affiliates and Subsidiaries.

(c)           When used in this Section 2.04, the words and phrases set forth below shall have the following meaning:

“Subsequent Sale” means any transaction or series of transactions during the period beginning on June 11, 2002 and ending on June 10, 2003, by and among Purchaser and/or the Company, on the one hand and ACD Systems International, Inc., an Alberta Corporation (“ACD”), on the other hand, resulting in (i) the sale of all or substantially all of the assets of the Company to ACD or (ii) the acquisition whether by purchase, merger, consolidation or otherwise, by ACD of 70% or more of the shares of the capital stock of the Company that are issued and outstanding immediately prior to such acquisition.

“Additional Purchase Price” means (i) during the period beginning on June 11, 2002 and ending on December 10, 2002, an amount equal to 50% of that portion of the Transaction Value that exceeds the Purchase Price and (ii) during the period beginning on December 11, 2002 and ending on June 10, 2003, an amount equal to 25% of that portion of the Transaction Value that exceeds the Purchase Price; provided, however, if the Subsequent Sale results in the acquisition of less than 100% of the shares of the capital stock of the Company that are issued and outstanding immediately prior to the Subsequent Sale, then the Additional Purchase Price shall be the amount calculated pursuant to the terms hereof multiplied by the percentage of the shares then issued and outstanding of the capital stock of the Company acquired in such acquisition.

“Transaction Value” means the Value of the consideration received by Purchaser or the Company, as the case may be, in connection with the Subsequent Sale less:  (i) the amounts paid or payable to the Company after the Closing Date hereunder for the purchase of the Company’s equity securities issued and sold by the Company after the Closing Date hereunder and that are outstanding immediately prior to the consummation of the Subsequent Sale, and (ii) the sum of (x) the amount of any cash paid by the Company, (y) the Value of any non-cash consideration issued or paid by the Company, and (z) the amount of any liabilities assumed by the Company, in connection with the Company’s acquisition(s) of the assets or securities of any other Persons after the Closing Date.  In the event the Subsequent Sale is a sale of all or substantially all of the assets of the Company, the Transaction Value shall not include the amount of the Company’s indebtedness for borrowed money (both principal and accrued interest) assumed, directly or indirectly, by the acquirer(s) in the Subsequent Sale.

“Value” means cash and, with respect to consideration other than cash, the agreed upon value of such non-cash consideration utilized by the parties to the Subsequent Sale.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder represents, warrants and agrees as follows:

3.01        Ownership of Stock.  Stockholder is the lawful owner of all of the Shares, free and clear of all Encumbrances.  Stockholder has the corporate power and authority to enter into this Agreement and to sell, assign, transfer and convey all of the Shares pursuant to this Agreement and all necessary corporate action has been taken by Stockholder to authorize the Subject Transactions.  This Agreement constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally, general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding therefor may be brought.  Assuming that Purchaser is a protected purchaser of the Shares subject to and within the meaning of Section 8.303 of the Texas Uniform Commercial Code as in effect on the date hereof and that Purchaser is not aware of any adverse claim with respect to the Shares, the delivery by Stockholder to Purchaser of the Shares pursuant to the provisions of this Agreement will transfer to Purchaser all rights and interests in and to the Shares, free of any adverse claim.

3.02        Existence, Good Standing and Authority.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the corporate power to own its properties and to carry on its businesses as now being conducted.  The Company is duly qualified to do business in all jurisdiction(s) in which the character or location of the properties owned or leased by it or the nature of the businesses conducted by it makes such qualification necessary except where the failure to be qualified would not have a Material Adverse Effect.  The Stockholder has caused the Company to provide to Purchaser true and complete copies of all of the current Organizational Documents of the Company.

3.03        Capital Stock.  The Company has an authorized capitalization consisting of (i) 40,000,000 shares of Common Stock, of which 13,358,619 shares are issued and outstanding and (ii) 10,000,000 shares of Preferred Stock, of which no shares are issued and outstanding.  No shares of Common Stock or Preferred Stock are held in the Company’s treasury.  All such outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth on Schedule 3.03, there are no preemptive rights or any outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares of the capital stock of the Company, other than as contemplated by this Agreement.

3.04        Investments; Subsidiaries.  The Company does not have any Subsidiaries.  The Company does not own, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any other corporation, partnership, association, trust, joint venture or other entity.

3.05        Reports; Financial Statements.

(a)           The Company has timely filed all reports required to be filed by it with the SEC since September 30, 2000 pursuant to the Exchange Act (collectively, the “Company SEC Reports”).  None of the Company SEC Reports, as of their respective dates, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date hereof.

(b)           The statements of financial position and the related statements of operations, stockholders’ equity and cash flows (including the related notes thereto) of the Company included in the Company SEC Reports (collectively, the “Financial Statements”) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the financial position of the Company as at their respective dates, and the results of operations and cash flows of the Company for the periods presented therein, subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that have not been and are not expected to be material in amount.  The balance sheet of the Company dated as of December 31, 2001 is hereinafter referred to as the “Balance Sheet,” and the date thereof is hereinafter referred to as the “Balance Sheet Date.”

3.06        No Material Changes.  Since March 31, 2002, there has not been any material adverse change in the condition (financial or otherwise) or in the properties, assets, liabilities or business of the Company and there has been no event since such date that would require disclosure in a Form 10-Q, Form 8-K or Form 10-K.

3.07        Books and Records.  The books of account, minute books, stock record books, and other records of the Company, all of which have been made available to Purchaser, are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.  The minute books of the Company contain accurate and complete records of all meetings held of, and corporate actions taken by, the stockholders, Board of Directors, and committees of the Board of Directors of the Company, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of such books and records will be in the possession of the Company.

3.08        Title to Properties; Encumbrances; Condition of Assets.  Except for properties and assets which have been sold or otherwise disposed of in the Ordinary Course of Business since the Balance Sheet Date, the Company has good, valid and marketable title to (a) all of the properties and assets (real and personal, tangible and intangible) owned by the Company, including, without limitation, all of the properties and assets reflected in the Balance Sheet as being owned by the Company, except as indicated in the notes thereto, and (b) all of the properties and assets purchased by the Company since the Balance Sheet Date; in each case not subject to any Encumbrances except as otherwise set forth on Schedule 3.08.

3.09        Material Contracts.  All material agreements, contracts and other documents required to be filed as exhibits to the Company SEC Reports have been so filed.

3.10        No Conflict.  (a) Except for such conflicts, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Subject Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)            contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Company, or (B) any resolution adopted by the Board of Directors or the stockholders of the Company;

(ii)           contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Subject Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any Stockholder, or any of the assets owned or used by the Company, may be subject;

(iii)          contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of, or any of the assets owned or used by, the Company;

(iv)          contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which Stockholder or the Company is a party; or

(v)           result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company.

(b)           Except as set forth on Schedule 3.10(b), neither the Company nor Stockholder is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Subject Transactions.

3.11        Litigation.  Except as disclosed in the Company SEC Reports or on Schedule 3.11, there is no Proceeding by any Person, or by or before (or any investigation by) any Governmental Body, pending, or to the Knowledge of Stockholder, threatened, against or affecting the Company or any of its properties or rights which is reasonably likely to have a Material Adverse Effect upon the Company or the Subject Transactions.

3.12        Taxes.  (a) All of the Tax Returns required to be filed by the Company have been filed and all such Tax Returns are true and correct in all material respects; (b) all Taxes required to be paid by the Company have been paid in full; (c) all Taxes payable by the Company for any taxable period (or a portion thereof) ending on or prior to the Closing have been properly reserved for in the books and records of the Company; and (d) all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Body or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Body.

3.13        Intellectual Property.  Set forth on Schedule 3.13 are all patents,  trademarks, trade names, service marks, copyrights, and any applications and registrations for such patents, trademarks, trade names, service marks, and copyrights, and all rights with respect to the foregoing (collectively, “Intellectual Property Rights”) owned by or licensed to the Company or used by the Company in connection with the conduct of its business.  Except as set forth on Schedule 3.18, the Company is the owner of all Intellectual Property Rights.  The Company has taken adequate measures to maintain in confidence all trade secrets and confidential information that it owns or uses.  Except as set forth on Schedule 3.18, the Company has valid and enforceable rights to utilize the Intellectual Property Rights in its business as they are presently operated, free and clear of any Encumbrances.  To Stockholder’s Knowledge, the Company is not infringing, or otherwise acting adversely to, the right of any Person under or in respect to, any Intellectual Property Right, and there is no claim by any Person pending or threatened against the Company with respect thereto.  To Stockholder’s Knowledge, there is no Person infringing upon any Intellectual Property Rights utilized by the Company.  Except as set forth on Schedule 3.13, no person or entity possesses, or has the right to obtain possession of, any source code to the Company’s computer software programs and applications.

3.14        Employees and Labor Matters.  The Company is not a party to or bound by any collective bargaining agreement, and there is no labor union or other organization representing or purporting or attempting to represent any of the employees of the Company.  There has not been or, to the Knowledge of the Company, been threatened any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees employed in the operation of the Business.  The Company has complied with all applicable Legal Requirements pertaining to the employment or termination of employment of employees, other than such violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.15        Employee Benefit Plans.

(a)           List of Plans.  Set forth on Schedule 3.15 is a complete and accurate list of all employee benefit plans within the meaning of Section 3(3) of ERISA, as well as any plan, program, agreement, arrangement or commitment for the benefit of any of its employees, directors or officers relating to severance pay, deferred compensation, bonuses, stock options, employee stock purchases, restricted stock, excess benefits, incentive compensation, stock bonuses, cash bonuses, golden parachutes, life insurance, rabbi trusts, cafeteria plans, dependent care, unfunded plans or any other employee-related plans, programs, agreements, arrangements or commitments (“Employee Benefit Plans”) whether or not any such Employee Benefit Plans are exempt from the provisions of ERISA, established, maintained or contributed to by the Company (including, without limitation, for this purpose and for the purpose of all of the representations in this Section 3.15, all entities (whether or not incorporated) which by reason of common control are treated together with the Company and/or any of the Shareholders as a single employer within the meaning of Section 414 of the Code).

(b)           Status of Plans.  The Company does not take part in and is not a party to, and has never taken part in or was a party to, (i) maintaining or contributing to any Employee Benefit Plan subject to ERISA which is not in material compliance with ERISA and the Code, (ii) maintaining or contributing to, at any time, a defined benefit plan within the meaning of Section 3(35) of ERISA, (iii) maintaining or contributing to, at any time, a multiemployer plan within the meaning of Section 3(37) of ERISA, or (iv) maintaining or contributing to any employee benefit plans other than those listed on Schedule 3.15.  The assets of the Company’s Employee Benefit Plans are adequate to pay all debts, liabilities and claims with respect to such plans to the extent that claims have been made or have accrued on or prior to the Closing Date.  No Employee Benefit Plan provides for continuing benefits or coverage for any participant, beneficiary or former employee after such participant’s or former employee’s termination of employment, except as may be required by Section 4980B of the Code and Sections 601-608 of ERISA.  All reports and disclosures required by ERISA, the Code and any other applicable laws with respect to each Employee Benefit Plan have been timely filed and provided.

(c)           Tax Qualification and Employee Benefits.  Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined to be so qualified by the IRS and nothing has occurred since the date of the last such determination which resulted or may result in the revocation of such determination.  Full payment has been made of all amounts which the Company is required, under applicable law or under any Employee Benefit Plan or any agreement relating to any Employee Benefit Plan to which the

Company is a party, to have paid as contributions thereto as of the Closing Date.  The Company has made adequate provision for reserves to meet contributions that have not been made because they are not yet due under the terms of any Employee Benefit Plan or related agreements.  Benefits under all Employee Benefit Plans are as represented and have not been increased subsequent to the date as of which documents have been provided.

(d)           Transactions.  The Company has not engaged in any transaction with respect to the Employee Benefit Plans which would subject the Company to a tax, penalty or liability for prohibited transactions under ERISA or the Code, and none of its directors, officers or employees, to the extent they or any of them are fiduciaries with respect to such plans, breached any of their responsibilities or obligations imposed upon fiduciaries under Title I of ERISA or has taken or failed to take any action that would result in any claim being made under, by or on behalf of any such plans by any party with standing to make such claim.  There are no pending audits, examinations or investigations by any Governmental Body relating to any Employee Benefit Plan, and to the Company’s Knowledge, no threatened or pending claims (other than routine claims for benefits), suits or proceedings involving any Employee Benefit Plan or any fiduciary thereof or service provider thereto.  The Company has the right to modify, amend, or terminate each Employee Benefit Plan at any time.  The termination of any Employee Benefit Plan would not accelerate or increase any benefits payable under such plan.  In the event of termination of any Employee Benefit Plan, the Company would have any liability with respect to such plan, other than the payment of benefits pursuant to such plan.

(e)           Documents.  The Company has delivered or caused to be delivered to Purchaser true and complete copies of (i) all Employee Benefit Plans as in effect for the Company, together with all amendments thereto, the summary plan description for each Employee Benefit Plan, and the latest IRS determination letter obtained with respect to any such Employee Benefit Plan qualified under Section 401 or 501 of the Code, (ii) Form 5500 for the most recently completed fiscal year for each Employee Benefit Plan required to file such form, and (iii) the summary annual report provided to participants with respect to each Employee Benefit Plan for the three most recent plan years.

(f)            COBRA.  The Company has complied with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

(g)           Section 280G.  Except as set forth on Schedule 3.15, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment to be made by the Company (including, without limitation, severance, unemployment compensation, golden parachute (as defined in Section 280G of the Code), or otherwise) becoming due to any employee, director or consultant, or (ii) increase any benefits otherwise payable under any Employee Benefit Plan.

3.16        Broker’s or Finder’s Fees.  No agent, broker, person or firm acting on behalf of Stockholder or the Company is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of Stockholder or the Company, in connection with any of the Subject Transactions.

ARTICLE IV
REPRESENTATIONS OF PURCHASER

Purchaser represents, warrants and agrees as follows:

4.01        Existence, Good Standing and Authority.  Purchaser is a Texas general partnership, duly organized and validly existing under the laws of the State of Texas.  Purchaser has full power to execute and deliver this Agreement and to perform its obligations hereunder and all necessary action has been taken by Purchaser to authorize the Subject Transactions.  This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally, general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding therefor may be brought.

4.02        No Conflict.  Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Subject Transactions will, directly or indirectly (with or without notice or lapse of time) (a) contravene, conflict with, or result in a violation of (i) any provision of the Organizational Documents of Purchaser, or (ii) any resolution adopted by the partners of Purchaser; (b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Subject Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Purchaser may be subject; or (c) contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which Purchaser is a party.  Purchaser is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Subject Transactions.

4.03        Broker’s or Finder’s Fees.  No agent, broker, person or firm acting on behalf of Purchaser is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of Purchaser, in connection with any of the Subject Transactions.

4.04        Litigation.  There is no Proceeding by any Person, or by or before (or any investigation by) any Governmental Body, pending, or, to the Knowledge of Purchaser, threatened, against or affecting Purchaser or any of its properties or rights which could have a Material Adverse Effect upon Purchaser or the Subject Transactions.

4.05        Investment Intent.  The Shares being acquired by Purchaser hereunder are being purchased for Purchaser’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.  Purchaser understands that the Shares have not been registered under the Securities Act or any applicable state laws by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act and such laws, and that the Shares must be held indefinitely unless such shares are registered under the Securities Act and any applicable state laws or are exempt from registration.

4.06        Compliance with Laws.  Purchaser is in compliance with all Legal Requirements of any Governmental Body.  Purchaser has not received any notice of any asserted present or past failure of Purchaser to comply with such Legal Requirements.

4.07        Investigation.  As of the Closing Date, Purchaser will have conducted inspections of the properties and financial and other records of Stockholder and the Company and other due diligence with respect to the Company.  As of the Closing Date, Purchaser will have had an opportunity to ask questions of Stockholder and the Company relating to the Company, which questions will be answered to Purchaser’s satisfaction, and to examine all books and records of the Company.  Based on such inspections and inquiries, Purchaser will not be aware of any inaccuracies or breaches in Stockholder’s or the Company’s representations and warranties set forth in this Agreement.

4.08        No Implied Warranties.  It is understood and agreed that Stockholder and the Company are not making and have not made, any representation or warranty of any kind, express or implied, to Purchaser except for those specifically provided in Article III of this Agreement.  Except for the matters which are expressly covered by such representations and warranties, and upon which Purchaser intends to rely, Purchaser is relying on its own investigation and analysis in entering into this Agreement and consummating the Subject Transactions.  Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company and the Stockholder in Article III hereof, the Company and the Stockholder make no representation or warranty to Purchaser regarding (a) any projections, estimates or budgets heretofore delivered or made available to Purchaser of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows or future financial conditions (or any component thereof) of the Company or the future business operations of the Company; or (b) any other information or documents made available to Purchaser or its counsel, accountants or advisors with respect to the Company except as expressly set forth in Article III hereof.

ARTICLE V
CONDUCT OF BUSINESS; REVIEW

5.01        Conduct of Business of the Company.  During the period from the date of this Agreement to the Closing Date, Stockholder shall cause the Company to conduct its operations only in the Ordinary Course of Business and to use its Reasonable Efforts to preserve intact the Company’s business organization, keep available the services of its officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, lessees, clients and others having business relationships with the Company.  Notwithstanding the immediately preceding sentence, pending the Closing and except as may be first approved by Purchaser or as is otherwise permitted or required by this Agreement, Stockholder will cause the Company to (a) maintain its Certificate of Incorporation and By–Laws in their form on the date of this Agreement, (b) maintain the compensation payable or to become payable by the Company to any officer, employee or agent at their levels on the date of this Agreement except for customary annual raises consistent with the Company’s past practices, (c) refrain from making any bonus, pension, retirement or insurance payment or arrangement to or with any such persons except those that may have already been accrued, and bonus and insurance payments in the Ordinary Course of Business and consistent with the past practice of the Company, (d) refrain from entering into any contract or commitment, except Contracts in the Ordinary Course of Business, (e) refrain from paying or declaring any dividends or make any distribution in cash or in property to Stockholder, (f) refrain from creating, incurring, or assuming any long-term or short-term debt whether for money borrowed or otherwise except in the Ordinary Course of Business, (g) refrain from assuming, guaranteeing, endorsing or otherwise becoming liable or responsible for the obligation of any Person, (h) refrain from making any loans, advances or capital contributions to, or investments in, any other Person, (i) refrain from any action which may subject the assets of the Company to any Encumbrance of any kind or character except in the Ordinary Course of Business, and (j) refrain from taking any action, the taking of which, or from omitting to take any action, the omission of which, would cause any of the representations and warranties contained in Article III to fail to be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date.

5.02        Review of the Company.  Stockholder shall cause the Company to permit Purchaser and its Representatives to have, after the date of execution hereof, full access to the premises and to all the books and records of the Company and to cause the officers of the Company to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company as Purchaser shall from time to time reasonably request.

5.03        Required Approvals.  As promptly as practicable after the date of this Agreement, Stockholder will, and will cause the Company to, make all filings required by Legal Requirements to be made by them in order to consummate the Subject Transactions.  Between the date of this Agreement and the Closing Date, the Stockholder will, and will cause the Company to, cooperate with Purchaser with respect to all filings that Purchaser elects to make or is required by Legal Requirements to make in connection with the Subject Transactions.

5.04        Notification.  Between the date of this Agreement and the Closing Date, Stockholder will promptly notify Purchaser in writing if Stockholder becomes aware of any fact or condition that causes or constitutes a Breach of Stockholder’s representations and warranties as of the date of this Agreement, or if Stockholder becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.  Should any such fact or condition require any change in the Schedules attached hereto if such Schedule were dated the date of the occurrence or discovery of any such fact or condition, Stockholder will promptly deliver to Purchaser a supplement to such Schedule specifying such change.  During the same period,

Stockholder will promptly notify Purchaser of the occurrence of any Breach of any covenant of Stockholder in this Article V or of the occurrence of any event that may make the satisfaction of the conditions in Article VII or VIII impossible or unlikely.

5.05        No Negotiation.  During the period from the date hereof until the earlier of (i) the Closing Date and (ii) such time, if any, as this Agreement is terminated pursuant to Section 10.01 hereof, Stockholder will not, and will cause the Company and its Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Purchaser) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company, except in the event that, at any time prior to the Closing Date, the board of directors of Stockholder determines in good faith, based on the advice of outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.  Stockholder will promptly communicate to Purchaser the terms of any proposal received or the fact that Stockholder has received inquiry with respect to, or has participated in discussions or negotiations in respect of, any such transaction, and the identity of any Persons who initiated or participated in such discussions or negotiations.

5.06        Payment of Contribution Amount.  Stockholder agrees to pay the $7,939.18 due and owing under the Company’s 401(k) plan previously advanced by the Company to Stockholder at such time as such amount becomes due and owing.

ARTICLE VI
MUTUAL COVENANTS

6.01        Confidentiality; Public Announcements.  Neither Stockholder nor Purchaser shall disclose or use in any manner any confidential information of each other or of the Company to which it may have access under this Agreement, except for the purposes of consultation with its Representatives for the purposes of performing this Agreement and consummating the Subject Transactions.  If this Agreement is terminated for any reason pursuant to Section 10.01, the parties shall return all documentation and materials and copies thereof which shall have been furnished by or on behalf of another party.  Except as may be required by applicable Legal Requirements, the parties hereto will keep this Agreement and the Subject Transactions confidential.  The parties hereto will consult with each other regarding any press release or public announcement pertaining to this Agreement and the Subject Transactions and shall not issue any such press release or make any such public announcement prior to such consultation, except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange or national automated quotation system.

6.02        Cooperation.  Subject to the terms and conditions herein provided, each party hereto will use such party’s Reasonable Efforts to take, or cause to be taken, such actions, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and applicable law to consummate and make effective all of the Subject Transactions.  Without limiting the provisions of the foregoing sentence and notwithstanding anything in this Agreement to the contrary, Stockholder expressly agrees to take, or cause to be taken, such actions, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable or otherwise requested by Purchaser, the Company or the transfer agent to the Company including, without limitation, the execution and delivery of a surety bond and lost stock affidavit, to ensure the delivery to Purchaser, within ten (10) days of the date hereof, stock certificates, duly endorsed representing 17,856 shares of Common Stock of the Company.

6.03        Trading in Securities.  Purchaser acknowledges that the Common Stock is publicly held and trades on the OTC Bulletin Board and that the common stock of Stockholder is publicly held and trades on the American Stock Exchange (the “ATSI Stock”).  Purchaser acknowledges and agrees that the information disclosed to the Purchaser in connection with the Subject Transactions is not publicly available and, therefore, may be “material inside information.”  Purchaser also acknowledges that it is familiar with the prohibitions against the use or disclosure of material inside information and agrees that it shall comply with all Federal and state securities laws and regulations prohibiting “insider trading” in connection with the trading of the Stock and the ATSI Stock.

ARTICLE VII
CONDITIONS TO PURCHASER’S OBLIGATIONS

All obligations of Purchaser to be discharged under this Agreement at the Closing are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, unless waived in writing by Purchaser prior to or at the Closing:

7.01        Truth of Representations and Warranties.  The representations and warranties of Stockholder contained in this Agreement or in any Schedule delivered pursuant hereto shall be true and correct in all material respects when made and as of the Closing Date.

7.02        Covenants and Agreements.  Stockholder shall have caused all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing to be so performed or complied with.

7.03        No Material Adverse Change.  Prior to the Closing Date, there shall have been no material adverse change in the assets, liabilities, business, condition (financial or otherwise), operations or prospects of the Company since the Balance Sheet Date, and there shall not have been any events, circumstances or developments which have resulted in a Material Adverse Effect on the Company.

7.04        No Litigation Threatened.  No Proceeding shall have been instituted or, to the Knowledge of Stockholder, threatened to restrain or prohibit any of the Subject Transactions.

7.05        Approvals; Filings.  All Consents necessary to permit the consummation of the Subject Transactions shall have been received.  All filings (other than those, if any, which may be required to be filed, given, obtained or taken solely by Purchaser) shall have been duly filed, given, obtained or taken on or prior to the Closing Date and will be in full force and effect on the Closing Date.

7.06        Officer’s Certificate.  Purchaser shall have received a certificate, dated the Closing Date, executed by an executive officer for and on behalf of Stockholder, certifying that the conditions to the obligations of Purchaser set forth in Sections 7.01, 7.02, 7.03, and 7.04 of this Agreement have been satisfied.

7.07        Secretary’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date, executed by the secretary of Stockholder, certifying the board of directors resolutions of the Stockholder, approving the execution, delivery and performance of this Agreement and the Subject Transactions.

7.08        Release of Company.  The Company shall have been fully and finally released and discharged from any and all obligations, liabilities and responsibilities arising out of or in any way related to (i) that certain Loan and Security Agreement dated as of July 31, 1999 by and among NTFC Capital Corporation, a Delaware corporation (“NTFC”), Stockholder, the Company and each of the other subsidiaries of Stockholder that is a signatory thereto, (ii) that certain Promissory Note dated as of August 26, 1999 in the original principal amount of $2,000,000 (plus Capitalized Interest, as defined therein), executed by Stockholder, the Company and each of the other subsidiaries of Stockholder that is a signatory thereto, and payable to the order of NTFC, and (iii) any other document or instrument executed in connection with either of the documents referred to in (i) or (ii) above.

7.09        Election of Directors; Resignations.  Thomas Brown and David Mann shall have been elected to the Board of Directors of the Company.  Arthur L. Smith and H. Douglas Saathoff shall have resigned from the Board of Directors of the Company and Arthur L. Smith, H. Douglas Saathoff and Raymond G. Romero (collectively, the “Former Directors and Officers”) shall have resigned as officers of the Company.

7.10        Mutual Release.  Each of the Former Directors and Officers, Stockholder and the Company shall have executed and delivered a mutual release in form and substance satisfactory to the Former Directors and Officers, Stockholder, the Company and Purchaser.

ARTICLE VIII
CONDITIONS TO STOCKHOLDER’S OBLIGATIONS

All obligations of Stockholder to be discharged under this Agreement at the Closing are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, unless waived in writing by Stockholder prior to or at the Closing:

8.01        Truth of Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement or in any Schedule delivered pursuant hereto shall be true and correct in all material respects when made and as of the Closing Date.

8.02        Covenants and Agreements of Purchaser.  Purchaser shall have caused all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing to be so performed or complied with.

8.03        No Litigation Threatened.  No Proceeding shall have been instituted or, to the Knowledge of Purchaser, threatened before a court or other government body or by any public authority to restrain or prohibit any of the Subject Transactions.

8.04        Approvals; Filings.  All Consents, if any, necessary to permit the consummation of the Subject Transactions shall have been received.  All filings (other than those, if any, which may be required to be filed, given, obtained or taken solely by Stockholder) shall have been duly filed, given, obtained or taken on or prior to the Closing Date and will be in full force and effect on the Closing Date.

8.05        Officer’s Certificate.  Stockholder shall have received a certificate, dated the Closing Date, executed by an executive officer for and on behalf of Purchaser, certifying that the conditions to the obligations of Stockholder set forth in Sections 8.01 and 8.02 of this Agreement have been satisfied.

8.06        Secretary’s Certificate.  Stockholder shall have received a certificate, dated as of the Closing Date, executed by the secretary of Purchaser, certifying (i) the Organizational Documents of Purchaser and (ii) resolutions of the partners of Purchaser approving the execution, delivery and performance of this Agreement and the Subject Transactions.

8.07        Inter-Company Indebtedness.  Stockholder and the Company shall have satisfied the indebtedness of Stockholder to the Company on such terms and conditions as are satisfactory to Stockholder.

8.08        Mutual Release.  The Former Directors and Officers and the Company shall have executed and delivered a mutual release in form and substance satisfactory to the Former Directors and Officers, the Company and Purchaser.

ARTICLE IX
NO SURVIVAL; INDEMNIFICATION OF DIRECTORS AND OFFICERS

9.01        No Survival.  The representations, warranties, covenants, and obligations in this Agreement and the Schedules attached hereto, and any certificate or document delivered pursuant to this Agreement, shall terminate at the Closing or upon termination of this Agreement pursuant to Section 10.01 and shall not survive the Closing except that the provisions of Sections 2.04, 5.06, 6.01, 6.02, 6.03 and 9.02 of this Agreement shall survive the Closing.  Stockholder will not have any liability under this Agreement resulting from any event relating to a Breach of any representation, warranty, covenant or agreement made in this Agreement.

9.02        Indemnification of Directors and Officers.

(a)           From and after the Effective Time, the Company shall, and Purchaser shall cause the Company to, indemnify and hold harmless each present and former director and/or officer of the Company (the “Indemnified Parties”), that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company prior to the Closing Date and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Closing Date (a “Claim”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement pursuant to Section 9.02(b), losses, claims, damages or liabilities (collectively, “Costs”) reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that the Company would have been permitted under applicable law and the Company’s Certificate of Incorporation, as amended, and By-laws, as amended, in effect as of the Closing Date.  The Company shall, and Purchaser shall cause the Company to, advance expenses (including reasonable attorneys’ fees), as reasonably incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b)           Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 9.02 upon learning of any such Claim, shall promptly notify Purchaser and the Company thereof, but the failure to so notify shall not relieve Purchaser and the Company of any liability they may have to such Indemnified Party if such failure does not materially prejudice Purchaser and the Company.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser and the Company shall have the right to assume the defense thereof and Purchaser and the Company shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Purchaser and the Company elect not to assume such defense or counsel or the Indemnified Parties advise and Purchaser’s and the Company’s counsel concurs that there are issues which raise conflicts of interest between Purchaser and the Company, on the one hand, and the Indemnified Parties, on the other, in either such case the Indemnified Parties may retain counsel satisfactory to them, and Purchaser and the Company shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Purchaser and the Company shall be obligated pursuant to this paragraph (b) to pay for only one firm or counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Purchaser and the Company shall not be liable for any amounts paid in settlement effected without their prior written consent, which consent will not be unreasonably withheld; and provided, further, however, that Purchaser and the Company shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in a manner contemplated hereby is prohibited by applicable law.  If such indemnity is not available with respect to any Indemnified Party, then Purchaser and the Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

(c)           If a Claim under this Section 9.02 is not paid in full by Purchaser and the Company within thirty days after a written request therefor has been received by Purchaser and the Company, the Indemnified Party may at any time thereafter bring suit against Purchaser and the Company to recover the unpaid amount of the Claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such Claims.

(d)           Neither the failure of Purchaser and the Company (including their respective Boards of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by Purchaser and the Company (including their respective Boards of Directors, independent legal counsel, or stockholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

ARTICLE X
MISCELLANEOUS

10.01      Termination.  This Agreement may, by notice given prior to or at the Closing, be terminated:

(i)            by the mutual written agreement of Purchaser and Stockholder;

(ii)           by either Purchaser or Stockholder if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived or cured;

(iii)          (A)  by Purchaser if any of the conditions contained in Article VII has not been satisfied as of the Closing, or if satisfaction of such a condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before June 17, 2002, or (B) by Stockholder if any of the conditions in Article VIII has not been satisfied as of June 17, 2002, or if satisfaction of such a condition is or becomes impossible (other than through the failure of Stockholder to comply with their obligations under this Agreement) and Stockholder has not waived such condition on or before June 17, 2002.

(iv)          if the Closing shall not have occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) as of June 17, 2002, or such later date as the parties may agree upon in writing.

(v)           by Stockholder in the event that, at any time prior to the Closing Date, the board of directors of either Stockholder or the Company determines in good faith, based on the advice of outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.

(b)           Nothing in this Section 10.01 shall relieve any party of any liability for a Breach of this Agreement prior to the termination hereof.

(c)           Except as provided in Sections 6.01, 6.03, 9.01 and 9.02, in the event of termination of this Agreement pursuant to this Section 10.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Stockholder, the Company or Purchaser or any of their respective officers or directors and all rights and obligations of each party hereto shall cease.

10.02      Expenses.  The parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and financial advisers.

10.03      Governing Law.  The interpretation and construction of this Agreement, the Subject Transactions and all matters relating hereto, shall be governed by the laws of the State of Texas.

10.04      Enforcement; Venue; Service of Process.  In the event either party shall seek enforcement of any covenant, warranty or other term or provision of this Agreement or seeks to recover damages for the breach thereof, the party which prevails in such proceedings shall be entitled to recover reasonable attorneys’ fees and expenses actually incurred by it in connection therewith.  Subject to Section 10.13, and without waiving the same, the parties hereto agree that this Agreement is performable in Bexar County, Texas and that the sole and exclusive venue for any proceeding involving any claim arising under or relating to this Agreement shall be in Bexar County, Texas.

10.05      Captions; References.  The Article and Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.  References to a “Section” or “Subsection” when used without further attribution shall refer to the particular sections or subsections of this Agreement.

10.06      Notices.  Any notice or other communications required or permitted hereunder shall be in writing and, unless otherwise provided herein, shall be deemed to have been duly given upon delivery in person, by telecopy, by overnight courier or by certified or registered mail, return receipt requested, as follows:

If to Stockholder:	ATSI Communications, Inc.
6000 Northwest Parkway, Suite 110
San Antonio, Texas 78249
Attention: Stephen M. Wagner
Facsimile: (210) 547-1005

With a copy to:	Cox & Smith Incorporated
112 E. Pecan, Suite 1800
San Antonio, Texas 78205
Attention: Steven R. Jacobs
Facsimile: (210) 226-8395

If to Purchaser:	Brown and Mann-GlobalSCAPE Joint Venture
19026 Stone Oak Parkway, Suite 215
San Antonio, Texas 78258
Attention: Thomas Brown and David Mann
Facsimile: (210) 495-0362

With a copy to:	Fulbright & Jaworski, L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
Attention: Phillip M. Renfro
Facsimile: (210) 270-7205

or at such other address or telecopy number as shall have been furnished in writing by any such party, except that such notice of such change shall be effective only upon receipt.  Each such notice or other communication shall be effective when received or, if given by mail, when delivered at the address specified in this Section 10.06 or on the fifth business day following the date on which such communication is posted, whichever occurs first.

10.07      Parties in Interest.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its successors and permitted assigns.  This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto.

10.08      Counterparts.  This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

10.09      Entire Agreement.  This Agreement, including the other documents referred to herein which form a part hereof or any other written agreements that the parties enter into pursuant to or relating to the Subject Transactions, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.  All exhibits and schedules referred to herein and attached hereto are incorporated herein by reference.

10.10      Amendments.  This Agreement may not be changed orally, but only by an agreement in writing signed by Purchaser, the Company and Stockholder.

10.11      Severability.  In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

10.12      Third Party Beneficiaries.  Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto and any Designee of Purchaser.

10.13      Arbitration; Waiver of Trial By Jury.

(a)           Any and every dispute of any nature whatsoever that may arise between the parties hereto, whether sounding in contract, statute, tort, fraud, misrepresentation, discrimination or any other legal theory, including, but not limited to, disputes relating to or involving the construction, performance or breach of this Agreement, or any schedule, certificate or other document delivered by any party hereto or thereto, or any other agreement between the parties hereto, whether entered into prior to, on, or subsequent to the date of this Agreement, or those arising under any federal, state or local law, regulation or ordinance, shall be determined by binding arbitration in accordance with the then current commercial arbitration rules of the American Arbitration Association, to the extent such rules do not conflict with the provisions of this paragraph.  If the amount in controversy in the arbitration exceeds Two Hundred Fifty Thousand Dollars ($250,000), exclusive of interest, attorneys’ fees and costs, the arbitration shall be conducted by a panel of three (3) neutral arbitrators.  Otherwise, the arbitration shall be conducted by a single neutral arbitrator.  The parties hereto shall endeavor to select neutral arbitrators by mutual agreement.  If such agreement cannot be reached within thirty (30) calendar days after a dispute has arisen which is to be decided by arbitration, any party or the parties jointly shall request the American Arbitration Association to submit to each party an identical panel of fifteen (15) persons.  Alternate strikes shall be made to the panel, commencing with the party bringing the claim, until the names of three (3) persons remain, or one (1) person if the case is to be heard by a single arbitrator.  The parties may, however, by mutual agreement, request the American Arbitration Association to submit additional panels of possible arbitrators.  The person(s) thus remaining shall be the arbitrator(s) for such arbitration.  If three (3) arbitrators are selected, the arbitrators shall elect a chairperson to preside at all meetings and hearings.  The arbitrator(s), or a majority of them, shall have the power to determine all matters incident to the conduct of the arbitration, including without limitation all procedural and evidentiary matters and the scheduling of any hearing.  The award made by a majority of the arbitrators shall be final and binding upon the parties thereto and the subject matter.  The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §1-16, and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof.  The arbitrators shall have no authority to award punitive or exemplary damages or any statutory multiple damages, and shall only have the authority to award compensatory damages, arbitration costs, attorneys’

fees, declaratory relief and permanent injunctive relief, if applicable.  Unless otherwise agreed by the parties, the arbitration shall be held in San Antonio, Texas.  This Section 10.13 shall not prevent either party from seeking a temporary restraining order or temporary or preliminary injunctive relief from a court of competent jurisdiction in order to protect its rights under this Agreement.  In the event a party seeks such injunctive relief pursuant to this Agreement, such action shall not constitute a waiver of the provisions of this Section 10.13, which shall continue to govern any and every dispute between the parties, including without limitation the right to damages, permanent injunctive relief and any other remedy, at law or in equity.

(b)           EACH OF THE PARTIES TO THIS AGREEMENT WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY DISPUTE OF ANY NATURE WHATSOEVER THAT MAY ARISE BETWEEN THEM, INCLUDING, BUT NOT LIMITED TO, THOSE DISPUTES RELATING TO OR INVOLVING IN ANY WAY THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS AGREEMENT OR ANY OTHER AGREEMENT BETWEEN THE PARTIES, THE PROVISIONS OF ANY FEDERAL, STATE OR LOCAL LAW, REGULATION OR ORDINANCE NOTWITHSTANDING.  By execution of this Agreement, each of the parties hereto acknowledges and agrees that it has had an opportunity to consult with legal counsel and that he/she/it knowingly and voluntarily waives any right to a trial by jury of any dispute pertaining to or relating in any way to the Subject Transactions, the provisions of any federal, state or local law, regulation or ordinance notwithstanding.

10.14      Joint Preparation.  This Agreement has been prepared by the joint efforts of the respective attorneys to each of the parties.  No provision of this Agreement shall be construed on the basis that such party was the author of such provision.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Purchaser and Stockholder have executed this Agreement to be effective as of the day and year first above written.

BROWN AND MANN-GLOBALSCAPE
JOINT VENTURE
“Purchaser”

By:
David Mann, Partner

ATSI COMMUNICATIONS, INC.

By:
Stephen M. Wagner,
President and Chief Operating Officer

The undersigned agrees to the terms of Section 9.02 of this Agreement, but is otherwise not a party to this Agreement and signs for no other purpose than to agree to the terms of Section 9.02 of this Agreement.

GLOBALSCAPE, INC.

By:
Tim Nicolaou

EXHIBIT A

Definitions

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Exhibit A:

“Affiliate” is used in this Agreement to indicate a relationship with one or more persons and when used shall mean any corporation or organization of which such person is an executive officer, director or partner or is directly or indirectly the beneficial owner of ten percent (10%) or more of any class of equity securities or financial interest therein; any trust or other estate in which such person has a beneficial interest or as to which such person serves as trustee or in any similar fiduciary capacity; any relative or spouse of such person, or any relative of such spouse (such relative being related to the person in question within the second degree); any director or executive officer of such person; or any person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

“Agreement” has the meaning set forth in the preamble.

“Balance Sheet” has the meaning set forth in Section 3.05.

“Balance Sheet Date” has the meaning set forth in Section 3.05.

“Breach” means that a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company” has the meaning set forth in the preamble.

“Company SEC Reports” has the meaning set forth in Section 3.05(a).

“Consent” means any approval, consent, ratification, waiver, or other authorization (including, without limitation, any Governmental Authorization).

“Contract” means any agreement, contract, instrument, obligation, promise, commitment or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Encumbrance” means any charge, claim, community property interest, condition, covenant, equitable interest including any equitable servitude, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Financial Statements” has the meaning set forth in Section 3.05.

“GAAP” means generally accepted United States accounting principles, applied on a basis consistent with the basis on which the Financial Statements were prepared.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any:

(a)           nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b)           federal, state, local, municipal, foreign, or other government;

(c)           governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d)           multi-national organization or body; or

(e)           body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Intellectual Property Rights” has the meaning set forth in Section 3.13.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” means an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

(a)           such individual is actually aware of such fact or other matter; or

(b)           a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

Stockholder will be deemed to have “Knowledge” if any of Arthur L. Smith, H. Douglas Saathoff or Raymond G. Romero has, or at any time had, Knowledge of such fact or other matter.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Material Adverse Effect” means, with respect to any company or entity, any event, condition or change which materially and adversely affects or may materially and adversely affect the business, financial condition, prospects, assets or results of operations of such company.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body having jurisdiction or by any arbitrator appointed as provided in this Agreement.

“Ordinary Course of Business” means an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(a)           such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b)           such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

(c)           such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal, at law or in equity) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Purchaser” has the meaning set forth in the preamble.

“Reasonable Efforts” means the efforts that a reasonably prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved with reasonably promptness; provided, however, that an obligation to use Reasonable Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Subject Transactions.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Securities Act” means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Shares” has the meaning set forth in the recitals.

“Stockholder” has the meaning set forth in the preamble.

“Subject Transactions” means all of the transactions contemplated by this Agreement, including:

(a)           the sale of the Shares hereunder;

(b)           the execution, delivery, and performance of this Agreement;

(c)           the performance by the parties of their respective covenants and obligations under this Agreement; and

(d)           Purchaser’s acquisition, ownership and exercise of control over the Company and its operations.

“Subsidiary” means, with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Tax” means any tax (including, without limitation, any tax on gross income, net income, franchise, gross receipts, royalty, capital gains, value added, sales, property, ad valorem, transfer, license, use, profits, windfall profits, withholding on amounts paid to or by the Company, payroll, employment, excise, severance, stamp, occupation, premium, gift, or estate), levy, assessment, tariff, duty (including customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

Exhibit C

June 11, 2002

BROWN AND MANN - GLOBALSCAPE,

JOINT VENTURE

10926 Stone Oak Parkway, Suite 215

San Antonio, Texas 78258

Re:          BROWN AND MANN GLOBALSCAPE, JOINT VENTURE

COMMITMENT LETTER/LOAN AGREEMENT

Dear Mr. Brown and Mr. Mann:

We are pleased to advise you that Sterling Bank (the “Bank”) has approved your request for a loan to BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE, (“Borrower”) described herein based on the information and documents the Borrower has submitted and the Bank’s approval of the items the Borrower is required to submit in connection with the request. Each of the conditions set forth in this letter are conditions to closing or which are agreements that remain in effect during the term of the Loan or any renewals or extensions thereof.

PURPOSE:	Purchase majority ownership interest in GLOBALSCAPE, INC.

BORROWER:	BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE

AMOUNT:	$1,250,000.00

RATE:	WSJ Prime Rate of Interest (4.75%) + 1.50% to be adjusted annually.

FEES:	½% ($6,250.00)

SECURITY:	9,443,905 shares of GlobalScape, Inc. Stock

GUARANTORS:	TOM BROWN and DAVID L. MANN

REPAYMENT TERMS:

Principal is due and payable in quarterly installments the first installment of $62,500.00, or more, being due in six (6) months after the date hereof.  Thereafter, principal will be due and payable in two equal quarterly installments each in the amount of $31,250.00, or more, beginning six (6) months from the date hereof.  Thereafter, principal will be due and payable in four equal quarterly installments of $62,500.00, or more, beginning twelve (12) months from the date hereof.  Thereafter, principal will be due and payable in four equal quarterly installments each in the amount of $93,750.00, or more, beginning twenty-four (24) months from the date hereof.  Thereafter , principal will be due and payable in four (4)

equal quarterly installments each in the amount of $125,000.00, or more, beginning thirty-six (36) months from the date hereof.  At that time the entire amount of principal and accrued interest remaining unpaid will be payable.  Interest computed on the unpaid principal balance is payable quarterly as it accrues on the same dates as and in addition to the installments of principal.

MATURITY:	Four year amortization with a forty-eight (48) month maturity.

The Borrower shall have the right to prepay this loan at any time without penalty.

The Borrower’s acceptance of this commitment and its agreement to the terms and conditions herein must be given to the Bank within ten (10) days from the date of this letter by execution of the enclosed copy of this letter and return thereof to the Bank. If accepted, this commitment will be binding upon the Bank through July 11, 2002, the expiration date. If the Loan contemplated is not closed on or prior to the expiration date, this commitment shall automatically terminate and be null and void and all obligations of the parties hereto shall cease. Time is of the essence.

In no event shall this commitment or the loan proceeds be assignable by the Borrower.

CONDITIONS TO CLOSING:

The Bank’s obligation to make the Loan described above shall be subject to the fulfillment of conditions precedent which are standard in loan documentation for similar loans made by Bank, including, without limitation, the conditions that:

No material adverse change occurs, as determined by the Bank at its sole discretion, in the financial condition of the Borrower prior to execution of the loan documents.

All loan documents, acceptable to the Bank, must be executed and delivered to the Bank on or before July 11, 2002, or this commitment will become null and void.

All representations and warranties made by the Borrower to Bank shall be true and correct as of the date of closing.

Receipt by the Bank of evidence of business continuation insurance held by the Borrower.

Within sixty (60) days of the closing date, Borrower shall obtain a Keyman Life Insurance Policy on SANDRA POOLE-CHRISTAL in the amount of $1,000,000.00.  Borrower in addition agrees to have the owner of said life insurance policy execute an assignment of life insurance policy in favor of the Sterling Bank.  This policy shall be pledged as additional collateral to secure the loan.

Borrower to execute and/or acknowledge Letter of Instruction relating to the delivery of the stock being pledged as security for the loan being extended to Borrower by the Bank.

Borrower deliver to the Bank an executed Purchase Agreement between Borrower and ATSI Communications, Inc. relating to the sale of the GlobalScape, Inc. Stock.

GlobalScape, Inc. shall be discharged of its guaranty under the NTFC Note and any and all other guaranties.

AFFIRMATIVE COVENANTS: So long as Borrower may borrow hereunder and until payment in full of the Note and performance of all other obligations of Borrower hereunder, Borrower will:

Provide quarterly financial statements for BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE and GLOBALSCAPE, INC. forty-five (45) days after each such quarter.

Provide annual financial statements for BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE and GLOBALSCAPE, INC. within ninety (90) days after the fiscal year end.

Provide the Bank a copy of tax return for BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE and GLOBALSCAPE, INC. by May 15th of each year.

Guarantors TOM BROWN and DAVID L. MANN to provide current financial information including balance sheets, cash flow statement and contingent debt statement by June 1st of each year.

Guarantors TOM BROWN and DAVID L. MANN to provide a copy of personal tax returns annually by May 15th  of each year.

The partners of BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE shall be subject to a combined liquidity maintenance agreement, which stipulates that their combined unencumbered liquidity of assets must not fall below $1,000,000.00, which will be measured quarterly.

Not to allow GlobalScape, Inc.’s EBITDA to fall below $250,000.00 on an annual basis.

Maintain a majority ownership interest in GlobalScape, Inc. (i.e. 51% ownership interest in GlobalScape, Inc.).  In the event additional shares are issued by GlobalScape, Inc., any additional shares required to maintain said majority interest by Borrower shall be delivered to the Bank.

Execute an Irrevocable Special Power of Attorney to Transfer Stock in order to pledge GlobalScape, Inc. stock as collateral for the loan to Borrower.

In the event a lawsuit is filed by a third party against Borrowers, Borrower agrees to notify Bank within three (3) days of service and within ninety (90) days of the filing of said lawsuit, provide, subject to the Bank’s approval, additional collateral in the form of marketable securities and/or real estate with a loan to value ratio not to exceed eighty percent (80%) of the principal amount owing under the Note.

LOAN DOCUMENTS:

The Loan will be evidenced by the Borrowers Note, this letter agreement and the security documents required by the Bank or its attorneys to evidence and perfect the liens or security interest of the Bank for this loan.

There shall be no secondary lien placed upon the collateral without the written consent of Sterling Bank.

GENERAL COVENANTS: During the term of the Loan, the Borrower will:

Keep adequate records, in accordance with good accounting practices, of all its transactions, so that at any time, and from time to time, its true and complete financial condition may be readily determined and to, upon request, make such records available for Bank’s inspection during all business hours;

Disclose pending litigation or other events, which may have a material financial or management impact on the Borrower.

EVENTS OF DEFAULT: If one or more of the following events of default shall occur, all outstanding principal plus unpaid interest of the Loan and any other indebtedness of Borrower to Lender shall, at the option of Lender, be due and payable immediately and Lender shall have no further obligation to fund under this Agreement or the Note:

Failure to pay an installment of principal or interest when due;

Failure to perform any of the covenants, terms, or provisions in any of the loan documents;

Insolvency of Borrower or filing of bankruptcy petition;

Borrower makes any false or misleading representation or warranty;

Any judgement against Borrower or any attachment or other levy against the property of Borrower with respect to a claim remains unpaid on appeal, undischarged, not bonded or not dismissed for a period of thirty (30) days; and

MISCELLANEOUS:

This document shall be deemed to be executed and performable in and governed by the substantive laws of the State of Texas and where applicable, the United States.

The foregoing is intended to provide a substantive outline of Bank’s commitment rather than a complete statement of all terms, conditions, and documents which would be required in connection with the transaction described above. It is possible that substantive terms or conditions may be changed in order to account for or reflect changes in statutory or regulatory authorities governing the subject matter of this transaction.

No party other than Borrower shall be entitled to rely on this commitment letter.

SURVIVAL OF CONDITIONS AND AGREEMENTS:

The conditions hereof which are not required to be complied with prior to closing of the loan and the agreements of the Borrower set forth herein shall survive the closing, and upon the failure of the Borrower to comply with such condition or to perform any such agreement, the Bank shall have the right to accelerate the maturity of the note and exercise the remedies provided in the Bank’s documents provided that written notice of the condition not complied with or the agreement not performed is given to the Borrower by the Bank and the Borrower is given a period of ten (10) days from the date of such notice to cure the default.

EXPENSES:

Borrower agrees to pay the reasonable costs, expenses and fees (including reasonable attorney’s fees) incurred or suffered by Bank in connection with the negotiation, preparation and documentation of the Loan. In the event the negotiations concerning the Loan are terminated prior to the completion of the closing of this Loan, Borrower shall pay the above mentioned costs, expenses, and fees of Bank incurred prior to, or as a result of, such termination.

AMENDMENTS AND NOTICE TO BORROWERS:

Any changes modifications or amendments to this letter agreement must be approved in writing by Sterling Bank. IT IS EXPRESSLY UNDERSTOOD BY THE BANK AND THE BORROWER THAT THIS WRITTEN AGREEMENT FOR THE LOAN OR OTHER EXTENSION OF CREDIT DESCRIBED ABOVE

REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

Yours truly,

Michael Ussery

Senior Vice President

Sterling Bank

The terms and conditions of the foregoing commitment/loan agreement are accepted and the undersigned agree to be bound thereby.

DATED the day of , 2002.

BORROWER:	GUARANTOR(S):

BROWN AND MANN GLOBALSCAPE,
JOINT VENTURE	________________________________
TOM BROWN, Individually
________________________________
TOM BROWN, General Partner

________________________________	________________________________
DAVID L. MANN, General Partner	DAVID L. MANN, Individually

Exhibit D

SECURITY AGREEMENT

Date:      June 11, 2002.

Debtor:  BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE

Debtor’s Mailing Address:

10926 STONE OAK PARKWAY, SUITE 215
SAN ANTONIO, TEXAS 78258

Secured Party:     STERLING BANK

Secured Party’s Mailing Address (including county):

403 S. W.W. WHITE ROAD
SAN ANTONIO, TEXAS 78219

Collateral:

9,443,905 AUTHORIZED AND ISSUED SHARES OF GLOBALSCAPE, INC. STOCK HELD IN THE NAME OF BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE, FURTHER DESCRIBED AS GLOBALSCAPE, INC. STOCK CERTIFICATE NUMBERS 4369, 4370, 4371, 4372, 4373, 4374, 4375, 4376, 4377and 4378; including 17,856 shares of stock represented by lost stock certificate number C-003022 and any re-issued stock certificates in the name of BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE.

Obligation:

Note

Date:       Of even date herewith

Amount:	ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS
($1,250,000.00)

Maker:    BROWN AND MANN - GLOBALSCAPE, INC., JOINT VENTURE

Payee:                    STERLING BANK

Final Maturity Date:            June 11, 2006

Terms of Payment:               as therein provided

Debtor’s Representation Concerning Location of Collateral:

Subject to the terms of this agreement, Debtor grants to Secured Party a security interest in the collateral and all its proceeds to secure payment and performance of Debtor’s obligation in this security agreement and all renewals and extensions of any of the obligation.

Debtor’s Warranties

1.             Financing Statement. Except for that in favor of Secured Party, no financing statement covering the collateral is filed in any public office.

2.             Ownership. Debtor owns the collateral and has the authority to grant this security interest.  Ownership is free from any setoff, claim, restriction, lien, security interest, or encumbrance except this surety interest and liens for taxes not yet due.

3.             Financial Statements. All information about Debtor’s financial condition provided to Secured Party was accurate when submitted, as will be any information subsequently provided.

Debtor’s Covenants

1.             Protection of Collateral. Debtor will defend the collateral against all claims and demands adverse to Secured Party’s interest in it and will keep it free from all liens except those for taxes not yet due and from all security interests except this one.

2.             Insurance. Debtor will insure the collateral in accord with Secured Party’s reasonable requirements regarding choice of carrier, casualties insured against, and amount of coverage.  Policies will be written in favor of Debtor and Secured Party according to their respective interests or according to Secured Party’s other requirements.  All policies will provide that Secured Party will receive at least ten days’ notice before cancellation.  and the policies or certificates evidencing them will be provided to Secured Party when issued.  Debtor assumes all risk of loss and damage to the collateral to the extent of any deficiency in insurance coverage.  Debtor irrevocably appoints Secured Party as attorney-in-fact to collect any return, unearned premiums, and proceeds of any insurance on the collateral and to endorse any draft or check deriving from the policies and made payable to Debtor.

3.             Secured Party’s Costs. Debtor will pay all expenses incurred by Secured Party in obtaining, preserving, perfecting, defending, and enforcing this security interest or the collateral and in collecting or enforcing the note.  Expenses for which Debtor is liable include, but are not limited to, taxes, assessments, reasonable attorney’s fees, and other legal expenses.  These expenses will bear interest from the dates of payments at the highest rate stated in notes that are part of the obligation, and Debtor will pay Secured Party this interest at a time and place reasonably specified by Secured Party. These expenses and interest will be part of the obligation and will be recoverable as such in all respects.

4.             Additional Documents. Debtor will sign any papers that Secured Party considers necessary to obtain, maintain, and perfect this security interest or to comply with any relevant law.

5.             Notice of Changes. Debtor will immediately notify Secured Party of any material change in the collateral; change in Debtor’s name, address, or location; change in any matter warranted or represented in this agreement; change that may affect this security interest; and any event of default.

6.             Sale. Debtor will not sell, transfer, or encumber any of the collateral without the prior written consent of Secured Party, other than in the ordinary course of business.

7.             Combined Liquidity Maintenance.  Tom Brown and David L. Mann shall maintain a combined unencumbered liquidity of assets above $1,000,000.00.  Said assets shall be evaluated by Secured Party quarterly.

8.             EBITBA.  Debtor represents that GlobalScape, Inc.’s EBITBA will not fall below $250,000.00 on an annual basis.  Said amount shall be measured by Secured Party quarterly.

9.             Majority Interest.  Debtor will maintain a majority ownership interest in GlobalScape, Inc. (i.e. 51% ownership interest in GlobalScape, Inc.).  In the event additional shares are issued by GlobalScape, Inc., any additional shares required to maintain a majority interest by Brown and Mann - GlobalScape, Joint Venture shall be delivered to the Bank.

10.           No Voting Agreements.  Debtor represents that the GlobalScape, Inc. stock being pledged as security under this Agreement has no voting agreements or other restrictions placed on it by Debtor or any other third party which may have a claim to it.

11.           Lawsuit.  In the event a lawsuit is filed by a third party against Borrowers, Borrower agrees to notify Bank within three (3) days of service and within ninety (90) days of the filing of said lawsuit, provide, subject to the Bank’s approval, additional collateral in the form of marketable securities and/or real estate with a loan to value ratio not to exceed eighty percent (80%) of the principal amount owing under the Note.

Rights and Remedies of Secured Party

1.             Generally. Secured Party may exercise the following rights and remedies either before or after default:

a.             take control of any proceeds of the collateral;

b.             release any collateral in Secured Party’s possession to any debtor, temporarily or otherwise;

c.             take control of any funds generated by the collateral, such as refunds from and proceeds of insurance, and reduce any part of the obligation accordingly or permit Debtor to use such funds to repair or replace damaged or destroyed collateral covered by insurance; and

d.             demand, collect, convert, redeem, settle, compromise, receipt for, realize on, sue for, and adjust the collateral either in Secured Party’s or Debtor’s name, as Secured Party desires.

2.             Insurance.  If Debtor fails to maintain insurance as required by this agreement or otherwise by Secured Party, then Secured Party may purchase single-interest insurance coverage that will protect only Secured Party. If Secured Party purchases this insurance, its premiums will become part of the obligation.

Events of Default

Each of the following conditions is an event of default:

1.             if Debtor defaults in timely payment or performance of any obligation, covenant, or liability in any written agreement between Debtor and Secured Party or in any other transaction secured by this agreement;

2.             if any warranty, covenant, or representation made to Secured Party by or on behalf of Debtor proves to have been false in any material respect when made;

3.             if a receiver is appointed for Debtor or any of the collateral;

4.             if the collateral is assigned for the benefit of creditors  to the extent permitted by law of bankruptcy or, insolvency proceedings commence against or by any of these parties:  Debtor; any partnership of which Debtor is a general partner; and any maker, drawer, acceptor, endorser, guarantor, surety, accommodation party, or other person liable on or for any part of the obligation;

5.             if any financing statement regarding the collateral but not related to this security interest and not favoring Secured Party is filed;

6.             if any lien attaches to any of the collateral; and

7.             if any of the collateral is lost, stolen, damaged, or destroyed, unless it is promptly replaced with collateral of like quality or restored to its former condition.

Remedies of Secured Party on Default

During the existence of any event of default, Secured Party may declare the unpaid principal and earned interest of the obligation immediately due in whole or part, enforce the obligation, and exercise any rights and remedies granted by Chapter 9 of the Texas Business and Commerce Code or by this agreement, including the following:

1.             require Debtor to deliver to Secured Party all books and records relating to the collateral;

2.             require Debtor to assemble the collateral and make it available to Secured Party at a place reasonably convenient to both parties;

3.             take possession of any of the collateral and for this purpose enter any premises where it is located if this can be done without breach of the peace;

4.             sell, lease, or otherwise dispose of any of the collateral in accord with the rights, remedies, and duties of a secured party under Chapters 2 and 9 of the Texas Business and Commerce Code after giving notice as required by those chapters; unless the collateral threatens to decline speedily in value, is perishable, or would typically be sold on a recognized market.

Secured Party will give Debtor reasonable notice of any public sale of the collateral or of a time after which it may be otherwise disposed of without further notice to Debtor; in this event, notice will be deemed reasonable if it is mailed, postage prepaid, to Debtor at the address specified in this agreement at least ten days before any public sale or ten days before the time when the collateral may be otherwise disposed of without further notice to Debtor;

5.             surrender any insurance policies covering the collateral and receive the unearned premium;

6.             apply any proceeds from disposition of the collateral after default in the manner specified in Chapter 9 of the Texas Business and Commerce Code, including payment of Secured Party’s reasonable attorney’s fees and court expenses; and

7.             if disposition of the collateral leaves the obligation unsatisfied, collect the deficiency from Debtor.

General Provisions

1.             Parties Bound. Secured Party’s rights under this agreement shall inure to the benefit of its successors and assigns. Assignment of any part of the obligation and delivery by Secured Party of any part of the collateral will fully discharge Secured Party from responsibility for that part of the collateral.  If Debtor is more than one, all their representations, warranties, and agreements are joint and several.  Debtor’s obligations under this agreement shall bind Debtor’s personal representatives, successors, and assigns.

2.             Waiver. Neither delay in exercise nor partial exercise of any of Secured Party’s remedies or rights shall waive further exercise of those remedies or rights.  Secured Party’s failure to exercise remedies or rights does not waive subsequent exercise of those remedies or rights.  Secured Party’s waiver of any default does not waive further default.  Secured Party’s waiver of any right in this agreement or of any default is binding only if it is in writing.  Secured Party may remedy any default without waiving it.

3.             Reimbursement. If Debtor fails to perform any of Debtor’s obligations, Secured Party may perform those obligations and be reimbursed by Debtor at the place where the note is payable for any sums so paid, including attorney’s fees and other legal expenses, plus interest on those sums from the dates of payment at the rate stated in the note for matured, unpaid amounts.  The sum to be reimbursed shall be secured by this security agreement.

4.             Interest Rate. Interest included in the obligation shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited to the principal of the obligation or, if that has been paid, refunded.  On any acceleration or required or permitted prepayment of the obligation, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal amount of the obligation or, if the principal amount has been paid, refunded.  This provision overrides other provisions in this and all other instruments concerning the obligation.

5.             Modifications. No provisions of this agreement shall be modified or limited except by written agreement.

6.             Severability. The unenforceability of any provision of this agreement will not affect the enforceability or validity of any other provision.

7.             Applicable Law. This agreement will be construed according to the laws of the State of Texas.

8.             Place of Performance. This agreement is to be performed in the county of Secured Party’s mailing address.

9.             Financing Statement. A carbon, photographic, or other reproduction of this agreement or any financing statement covering the collateral is sufficient as a financing statement.

10.           Presumption of Truth and Validity.  If the collateral is sold after default, recitals in the bill of sale or transfer will be prima facie evidence of their truth, and all prerequisites to the sale specified by this agreement and by Chapter 9 of the Texas Business and Commerce Code will be presumed satisfied.

11.           Singular and Plural. When the context requires, singular nouns and pronouns include the plural.

12.           Priority of Security Interest. This security interest shall neither affect nor be affected by any other security for any of the obligation.  Neither extensions of any of the obligation nor releases of any of the collateral will affect the priority or validity of this security interest with reference to any third person.

13.           Cumulative Remedies. Foreclosure of this security interest by suit does not limit Secured Party’s remedies, including the right to sell the collateral under the terms of this agreement.  All remedies of Secured Party may be exercised at the same or different times, and no remedy shall be a defense to any other.  Secured Party’s rights and remedies include all those granted by law or otherwise, in addition to those specified in this agreement.

14.           Default.  Lender further agrees that in the event of default by Debtor under any of the provisions of this Agreement, Lender will openly discuss options with Debtor in an attempt to remedy default.

15.      Other Indebtedness.  Debtor further agrees that this Security Agreement shall secure, in addition to the indebtedness and/or obligations described herein, to secure the payment and performance of all other indebtedness and obligations of whatever kind and character (except solely any indebtedness which is prohibited from being secured hereby under any applicable law of the State of Texas or the United States of America), owing or which may hereafter become owing or to be performed by any one or more of the Debtors or Obligors to secured party, whether such indebtedness or obligations are evidenced by a note, open account, overdraft, endorsement, surety agreement, guaranty agreement, or otherwise, and whether such indebtedness or obligations are present or future, direct or indirect, primary or secondary, joint or several, fixed or contingent or otherwise, whether such indebtedness or obligations were originally owed to secured party or to be performed for secured party, and whether or not such indebtedness or obligations were created or otherwise by any secured party, and whether or not such indebtedness or obligations were created by any then owner of any interest in or to any of the personal Property, it being contemplated that one or more of the present or future Debtors or Obligors may now or hereafter be or become indebted or obligated to secured party in further sum or sums; and Debtor further agrees that if any default ever occurs under any instrument, document or other writing whatsoever now or hereafter evidencing or securing any indebtedness now or hereafter secured by this Security Agreement, then, in any such event, secured party may, at its option, (without demand, notice of any such default or event, notice of intent to accelerate maturity, notice of acceleration of maturity, presentment for payment or acceleration or any other act or notice whatsoever), declare immediately due and payable any and all indebtedness than secured hereby.

16.        Financial Statements.  Borrower agrees to furnish or cause to be furnished to Secured Party, on or before ninety (90) days after the fiscal year end, while any portion of the indebtedness secured hereby remains unpaid, annual financial statements, including, but not limited to, balance sheet, cash flow statement, and contingent liability statement of Borrower prepared in accordance with generally accepted accounting practices consistently applied.  Borrower shall not change its fiscal year without giving prior written notice to the Secured Party.  All such financial statements shall be sworn to by Borrower and may be prepared in-house, but, at Secured Party’s option, shall be reviewed by an independent certified public accountant for compliance herewith, all at Borrower’s expense.

Borrower agrees to furnish or cause to be furnished to Secured Party, on or before ninety (90) days after the fiscal year end, while any portion of the indebtedness secured hereby remains unpaid, annual financial statements of GLOBALSCAPE, INC., including, but not limited to, balance sheet, cash flow statement, and contingent liability statement of GLOBALSCAPE, INC. prepared in accordance with generally accepted accounting practices consistently applied.  All such financial statements shall be sworn to by Borrower and may be prepared in-house, but, at Secured Party’s option, shall be reviewed by an independent certified public accountant for compliance herewith, all at Borrower’s expense.

Borrower agrees to furnish or cause to be furnished to Secured Party, on or before forty-five (45) days after each such quarter, while any portion of the indebtedness secured hereby remains unpaid, quarterly financial statements, including, but not limited to, balance sheet, cash flow statement, and contingent liability statement of Borrower prepared in accordance with generally accepted accounting practices consistently applied.  Borrower shall not change its fiscal year without giving prior written notice to the Secured Party.  All such financial statements shall be sworn to by Borrower and may be prepared in-house, but, at Secured Party’s option, shall be reviewed by an independent certified public accountant for compliance herewith, all at Borrower’s expense.

Borrower agrees to furnish or cause to be furnished to Secured Party, on or before forty-five (45) days after each such quarter, while any portion of the indebtedness secured hereby remains unpaid, quarterly financial statements, including, but not limited to, balance sheet, cash flow statement, and contingent liability statement of GLOBALSCAPE, INC. prepared in accordance with generally accepted accounting practices consistently applied.  All such financial statements shall be sworn to by Borrower and may be prepared in-house, but, at Secured Party’s option, shall be reviewed by an independent certified public accountant for compliance herewith, all at Borrower’s expense.

Borrower further agrees to furnish to Secured Party annual income tax returns of Borrower on or before May 15, of each calendar year while any portion of the indebtedness secured hereby remains unpaid, provided, however, that if Borrower shall request an extension of time within which to file its annual income tax return, then Secured Party shall be furnished a copy of the request for extension filed with the IRS by April 15 of the year in which the return is due, and a copy of the income tax return shall be furnished to Secured Party within fifteen (15) days after the extended deadline for filing the return.

Borrower further agrees to furnish to Secured Party annual income tax returns of GLOBALSCAPE,INC.. on or before May 15, of each calendar year while any portion of the indebtedness secured hereby remains unpaid, provided, however, that if GLOBALSCAPE, INC.. shall request an extension of time within which to file its annual income tax return, then Secured Party shall be furnished a copy of the request for extension filed with the IRS by April 15 of the year in which the return is due, and a copy of the income tax return shall be furnished to Secured Party within fifteen (15) days after the extended deadline for filing the return.

Guarantor agrees to furnish or cause to be furnished to Secured Party, on or before June 1, of each calendar year, while any portion of the indebtedness secured hereby remains unpaid, annual financial statements, including, but not limited to, balance sheet, cash flow statement, and contingent liability statement of Guarantor prepared in accordance with generally accepted accounting practices consistently applied.  Guarantor shall not change its fiscal year without giving prior written notice to the Secured Party.  All such financial statements shall be sworn to by Guarantor and may be prepared in-house, but, at Secured Party’s option, shall be reviewed by an independent certified public accountant for compliance herewith, all at Guarantor’s expense.

Guarantor further agrees to furnish to Secured Party annual income tax returns of Guarantor on or before May 15, of each calendar year while any portion of the indebtedness secured hereby remains unpaid, provided, however, that if Guarantor shall request an extension of time within which to file its annual income tax return, then Secured Party shall be furnished a copy of the request for extension filed with the IRS by April 15 of the year in which the return is due, and a copy of the income tax return shall be furnished to Secured Party within fifteen (15) days after the extended deadline for filing the return.

17.           Agency.  Debtor’s appointment of Secured Party as Debtor’s agent is coupled with an interest and will survive any disability of Debtor.

DEBTOR:

BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE

BY:__________________________________

      TOM BROWN, General Partner

BY:__________________________________

      DAVID L. MANN, General Partner

SECURED PARTY:

STERLING BANK

By:__________________________________

Name:_______________________________

Its:__________________________________

Exhibit E

BROWN AND MANN- GLOBALSCAPE

JOINT VENTURE

STATE OF TEXAS	§
§
COUNTY OF BEXAR	§

This Partnership Agreement is made and entered into effective as of the 1st day of June, 2002, by and between DAVID L. MANN, individually, and THOMAS W. BROWN, Individually, whose addresses and interests in the partnership are shown on the signature page of this Agreement, all of whom are hereinafter collectively referred to as the “Partners”.

For and in consideration of the mutual covenants herein contained, the Partners hereby form and create a general partnership, herein called the “Partnership”, under and pursuant to the Texas Uniform Partnership Act (Article 6132b of the Revised Civil Statutes of the State of Texas) for the purposes and upon the terms, provisions, and conditions that are hereinafter set forth:

ARTICLE 1
NAME AND PLACE OF BUSINESS

1.1          NAME.

The activities and business of the Partnership shall be conducted under the name of BROWN and MANN-GLOBALSCAPE JOINT VENTURE.

1.2          PLACE OF BUSINESS.

The principal place of business of the Partnership shall be in the City of San Antonio, Bexar County, Texas, but additional places of business may be located elsewhere, as deemed feasible by the Partners.

ARTICLE 2
PURPOSES OF THE PARTNERSHIP

2.1          PURPOSES.

The purpose, nature, and character of the business of the Partnership is to acquire, own and hold for investment, certain properties and to engage in any and all general activities related thereto, or in any way incidental thereto, and to do all things necessary for the operation of such activities, and to engage in any other lawful business.

ARTICLE 3
TERM OF PARTNERSHIP

3.1          TERM.

The Partnership shall begin on the 1st day of June, 2002, and shall continue until the 31st day of December, 2012, unless sooner terminated, as specifically provided in this Agreement.

ARTICLE 4
CONTRIBUTIONS

4.1          INITIAL CONTRIBUTIONS.

The partners acknowledge that each Partner shall be obligated to contribute and, will, upon demand, contribute to the Partnership the amount of cash or property of agreed fair market value set out opposite the signature of each Partner, as their initial capital contributions.

4.2          FUTURE CONTRIBUTIONS.

Each Partner shall be obligated to make the advances as hereinafter set forth in this Paragraph 4.2 until such obligations shall be terminated by a vote of one hundred percent (100%) in ownership interest, not in numbers of said Partners.

Each Partner shall advance to the Partnership, the Partner’s pro rata share (the ownership percentage set out opposite the signature of each Partner) of the following items:

                                                (1)           Debt amortization (including interest payments);

                                                (2)           Insurance premiums;

                                                (3)           Management fees or salaries, if any; and

                                                (4)           Professional fees.

to the extent such costs, expenses or charges exceed the income, if any, derived from the assets of the Partnership, and the proceeds of any loans made by the Partnership.  The amounts necessary to meet the cash requirements of the Partnership shall be paid by each Partner within five (5) days after the Partner receives a notice of the amount of the advance required. An accounting shall be provided to each Partner as to the amount actually expended for such costs, expenses, or charges.

In the event a vote of one hundred percent (100%) in ownership interest, not in numbers, of the Partners agree to incur expenses with regard to the ownership, development, operation, maintenance, and upkeep of the Partnership property, in addition to those specified in the preceding paragraph, each Partner shall advance to the Partnership, within the time stated in such agreement, the Partner’s pro rata share of such costs and expenses.

ARTICLE 5
PROFITS - LOSSES - LIABILITIES

5.1          INTEREST OF EACH PARTNER.

The interest of each Partner in and to any net profits of the Partnership and the obligation and liability of each Partner as among themselves with the respect to any and all liabilities and losses in connection with the business of the Partnership, shall be the percentage set out opposite each Partner’s signature on this Agreement.  In the event of a default hereunder by a Partner, the defaulting Partner does hereby indemnify the other Partners against any loss or liability exceeding the percentages set forth opposite the other Partner’s signature to this Agreement by reason of any liability or loss resulting from such default.  No Partner shall have any right to compensation solely by reason of his contribution to the Partnership, except to share in the net profits in the percentage set opposite each Partner’s signature to this Agreement, unless otherwise provided herein.  Any Partner may, however, loan to the Partnership such additional funds as the Partners may agree upon, and interest at the prevailing rate per annum shall be paid thereon and charged as an expense of the Partnership business.

5.2          DISTRIBUTIONS.

Distributions from the Partnership to the respective Partners shall be made at such times and in such amounts as may be determined by a vote of one hundred percent (100%) of the total percentage interests, owned by the Partners.  Any distribution from the partnership shall be made proportionately to all Partners in the percentage set forth opposite each Partner’s signature to this Agreement.

ARTICLE 6
OWNERSHIP OF PARTNERSHIP PROPERTY

6.1          OWNERSHIP.

All real or personal property, including all improvements placed or located thereon, acquired by the Partnership or designated by the Partners as Partnership property shall be owned by the Partnership, such ownership being subject to the other terms and provisions of this Agreement.  Each Partner hereby expressly waives the right to require a partition of any Partnership property or any part thereof.

ARTICLE 7
FISCAL MATTERS

7.1          FISCAL YEAR.

The fiscal year of the Partnership shall be the calendar year.

7.2          BOOKS AND RECORDS.

Proper books and records shall be kept with reference to all Partnership transactions, and each Partner shall at all reasonable times during normal business hours have access thereto.  The books shall be kept upon such method of accounting as shall properly reflect the income of the Partnership and as shall be agreed upon by the Partners.  The books and records shall include the designation and identification of any property in which the Partnership owns a beneficial interest; such records shall include, but shall not be limited to, the ownership of property (real, personal, and mixed), as well as any property in which the Partnership owns an interest and the title to which property has been recorded or is maintained, in the name of one or more designated Partners without designation of the Partnership.  The books and records of the Partnership shall be reviewed annually at the expense of the Partners by a Certified Public Accountant selected by the Partners, who shall annually prepare and deliver to the Partnership for filing the appropriate Federal Partnership Income Tax Return.

7.3          PARTNERSHIP ACCOUNTS.

All funds of the Partnership shall be deposited in its name in an account or accounts maintained at a National or State Bank designated by the Manager of the Partnership.  Checks shall be drawn upon the Partnership account or accounts only for purposes of the Partnership and shall be signed by the Manager of the Partnership.

ARTICLE 8
MANAGEMENT OF PARTNERSHIP AFFAIRS

8.1          MANAGEMENT.

Control of the Partnership and all of its affairs shall be in the Partners, who shall have equal rights in the management and conduct of the Partnership investments and activities.

Each Partner of the Partnership shall have the right and power to bind the Partnership, subject to the conditions and limitations contained in Paragraph 8.3 and elsewhere in this Agreement.  It is agreed that the general management and final determination of all questions relating to the usual daily business affairs and ministerial acts of the Partnership, shall rest in the Partners.  In this connection, and not by way of limitation, each Partner of the Partnership, is authorized to do any and all things and to execute any and all documents, financing statements, etc., necessary or expedient to carry out and effectuate the purpose of the parties as expressed in this Partnership Agreement.  All business arrangements entered into shall be upon such terms and conditions as generally would be characteristic of a business man in similar circumstances exercising prudent and sound business judgment.  Each Partner of the Partnership shall devote such attention, and business capacity, to the affairs of the Partnership, as may be reasonably necessary.

8.2          NOMINEES.

All Partners recognize that sometimes there are practical difficulties in doing business as a Partnership, occasioned by outsiders seeking to satisfy themselves relative to the capacity of the Partner to act for and on behalf of the Partnership, or for other reasons.  Therefore, any Partner, upon prior authorization by a vote of one hundred percent (100%) in ownership interests, not in numbers may acquire real and personal property, arrange financing, enter into contracts and complete other arrangements needed to effectuate the purposes set forth in Article 2 hereof, either in such authorized Partner’s own name, or in the name of a nominee, without having to disclose the existence of this Partnership.  If a Partner is authorized by the Partners to carry on the business of the Partnership in his own name, or in the name of a nominee, such Partner shall place a written declaration of trust in the Partnership books and records that acknowledges the nominee capacity in which he acts and the name of the true or equitable owner, namely, the Partnership.

The acquisition of Partnership property or the creation of indebtedness of the Partnership in the name of a Partner, or any third party, acting as such a nominee, shall not give such Partner, or such third party, an interest in partnership property or, in the case of a Partner, cause him to be liable for a Partnership debt in excess of his percentage of interest in the Partnership as set out opposite his signature to this Agreement.

8.3          RESTRICTIONS ON AUTHORITY OF MANAGER AND PARTNERS.

The individual Partners of the Partnership shall not have any authority with respect to the Partnership and this Agreement to:

                                                                (1)           Do any act in contravention of this Agreement;

                                                                (2)           Do any act which would make it impossible to carry on the business of the Partnership

                                                                (3)           Possess Partnership property or assign the right of the Partnership or its Partners in specific Partnership Property for other than a Partnership purpose;

                                                                (4)           Make, execute, or deliver any general assignments for the benefit of creditors, or any bond, guaranty, indemnity bond, or surety bond;

                                                                (5)           Assign, transfer, pledge, compromise, or release any claim of the Partnership except for full payment, or arbitrate, or consent to the arbitration of any of its disputes or controversies; or

                                                                (6)           Make, execute, or deliver any deed, bond, deed of trust, guarantee, indemnity or surety bond, accommodation paper or accommodation endorsement, long-term ground lease, contract to sell all or any part of any Partnership property, any new note or mortgage, or renew and extend without increasing any existing note or mortgage, or otherwise incur any indebtedness without first having obtained the vote, or written consent, of one hundred percent (100%) in ownership interest, not in numbers, of the Partners; or

                                                                (7)           Do any of the following without the unanimous consent of all of the Partners:

                                                                                (a)           Confess a judgment;

                                                                                (b)           Amend or otherwise change this Agreement so as to modify the rights or obligations of the Partners as set forth herein; or

                                                                                (c)           Create any personal liability for any Partner other than that personal liability to which any Partner may have agreed to in writing.

8.4          MEETINGS OF THE PARTNERS.

The Partners shall hold regular monthly meetings at time and places to be selected by the Partners.

The Partners shall keep regular minutes of all their proceedings.  The minutes shall be placed in the minute book of the Partnership.

8.5          ACTION WITHOUT MEETING.

Any action required by statute or by this Agreement to be taken at a meeting of the Partners, or any action which may be taken at a meeting of the Partners, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Partners entitled to vote with respect to the subject matter thereof and such consent shall have the same force and effect as a unanimous vote of the Partners.  Any such signed consent, or a signed copy thereof, shall be placed in the minute book of the Partnership.

8.6          NO RESTRAINTS ON PARTNERS.

A Partner’s participation in this Partnership shall not in any way act as a restraint on the other present or future business activities or investments of any Partner or any employee, officer, director, member, manager, shareholder, or partner, of any Partner (“Partner Affiliates”), whether or not such activities are competitive with the business of the Partnership.  As a result of this Agreement, no Partner, nor any Partner Affiliate shall, under any circumstances, be obligated or bound to offer or present to the Partnership any business opportunity presented or offered to him as a prerequisite to the acquisition of or investment in, such business opportunity by any Partner, or Partner Affiliate, for his account or the account of others.

ARTICLE 9
DEFAULT BY PARTNER

9.1          EVENTS OF DEFAULT.

The following events shall be deemed to be events of default by a Partner:

                                                                (1)           Failure of a Partner to make when due any contributions or advances required to be made under the terms of this Agreement and the continuance of such failure for a period of thirty (30) days after written notice thereof.

                                                                (2)           Violation of any of the other provisions of this Agreement and failure to remedy or cure such violation within thirty (30) days after written notice thereof.

                                                                (3)           The making of an assignment for benefit of creditors or the filing of a petition under any section or chapter of the National Bankruptcy Code, as amended, or under any similar law or statute of the United States or any state thereof.

                                                                (4)           Adjudication of a Partner as a bankrupt or insolvent in proceedings filed against the Partner under any section or chapter of the National Bankruptcy Code, as amended, or under any similar law or statute of the United States, or any state thereof without further possibility of appeal or review.

                                                                (5)           The appointment of a receiver for all or substantially all of the assets of a Partner and the failure to have such receiver discharged within thirty (30) days after such appointment.

                                                                (6)           The failure of the Distributees to appoint, in the manner and within the time prescribed, the agent required under Paragraph 10.2.

9.2          EFFECT OF DEFAULT.

Upon the occurrence of an event of default by a Partner, the other Partner(s) shall have the right, at such other Partner(s) election, which election may be made at any time within thirty (30) days from the date of such default, upon giving the defaulting Partner thirty (30) days’ written notice of such election (and provided such default is continuing on the date such notice is given) to terminate the interest of the defaulting Partner and transfer the partnership interest to the non-defaulting partner(s) without effecting a termination of the Partnership.

ARTICLE 10
RESTRICTIONS ON TRANSFERS

                                                10.1        RIGHT OF FIRST REFUSAL.

No Partner or authorized transferee of a Partner shall, directly or indirectly, sell, assign, pledge or encumber or otherwise transfer his or its interest in the Partnership except by transfer made in the following described manner.  Should any Partner (“Selling Partner”) desire to transfer his interest in the Partnership he must first notify the other Partner(s) in writing of the identity of the proposed transferee and the terms and conditions of the proposed transaction.  If the proposed transaction is a sale for consideration, the other Partner(s), on terms and conditions no less favorable to the other Partner(s) than the terms and conditions of the proposed sale, shall have an option for a period of thirty (30) days after receipt of the notice from the Seller Partner in which to notify the Seller Partner of their election to purchase all, but not less than all, of such Partnership interest in such proportions as they may agree and, absent agreement, in the ratio that each purchasing Partner’s Capital Contribution bears to the Capital Contributions of all of the purchasing Partner(s).  If the other Partner(s) do not elect to purchase the Selling Partner’s interest, the Selling Partner shall have sixty (60) days from (i) the date all the other Partners elect not to purchase or (ii) the lapse of such thirty (30) day option period, whichever first occurs, in which to consummate the sale to the prospective purchaser on no more favorable terms to the purchaser than those contained in the notice given to the other Partner(s).  If such Selling Partner does not consummate such sale to the prospective purchaser during such period, the Selling Partner’s interest in the Partnership shall again become subject to the right of refusal in favor of the other Partners.

If the proposed transaction is a transfer for no consideration to anyone other than a Partner’s spouse or children, or a Trustee for their benefit, the Partners shall nevertheless have an option for the period stated in the preceding paragraph to pay the Selling Partner the value of his interest in cash.  The value of the interest shall be as agreed by the other Partner(s) and the Selling Partner.  If they are unable to agree within thirty (30) days after the notice of the proposed transfer is given (i) upon the value of the interest or (ii) upon one independent appraiser who will determine the value of the interest, then within thirty (30) days thereafter, the value of the interest shall be determined by an appraiser appointed by the District Court of Bexar County, Texas.  Any Partner shall have the right to file a Petition with the District Court requesting such appointment.  The sale shall be closed within fifteen (15) days following the date the value of such Partnership interest is determined.

Except as otherwise specifically provided herein, the interest of a Partner or the transferee of a Partner is freely assignable and transferable, provided (i) that the transferee executes an instrument reasonably satisfactory to the other Partner(s) accepting and adopting the provisions, representations and agreements of a Partner set forth in this Agreement; (ii) that the remaining Partner(s) shall be satisfied that such transfer would not result in the close of the Partnership’s taxable year with respect to all Partners, and the termination of the Partnership within the meaning of Section 708(b) of the Internal Revenue Code or in the termination of its status as a partnership under the said Code (unless there remains only one Partner); and (iii) that the Manager is satisfied that such transfer shall not cause the Partnership or the general Partners to be in violation of any applicable state or federal laws.  Such transferee shall not have the right to become a substitute partner unless (i) all other Partners consent to such a substitution, which consent may be given or withheld in any other Partner’s sole discretion, and (ii) such transferee executes an instrument reasonably satisfactory to the Manager accepting the terms and provisions of this Agreement and pays any reasonable expenses in connection with his admission as a Partner (including legal and accounting expenses).  The term “transfer”, when used in this Agreement with respect to a Partnership interest, includes a sale, assignment, gift or any other disposition.  Any transfer, if made, other than in compliance with the provisions of this Section 10.01 shall be void and without force or effect.  Any attempt by any Partner to dispose of his interest in violation of this prohibition shall constitute a material default hereunder.

                                                10.2        DEATH OF PARTNER.

The death of any Partner shall not have the effect of terminating or dissolving this Partnership.  Upon the death of any Partner, the Partnership business shall be continued until the end of the term, or until it is otherwise terminated pursuant to the provisions of this agreement.

The personal representative of the Estate of the Deceased Partner shall succeed to his interest in this Partnership and shall be bound by the terms and provisions of this Agreement; however, in the event that the interest of the Deceased Partner, does not pass in trust, or passes to more than one heir or devisee or upon termination of any such trust, such interest is distributed to more than one beneficiary, then such heirs, devisees and/or beneficiaries (herein referred to as the Distributees) shall, within ninety (90) days after distribution by the Estate of the Deceased Partner or by the Trustee under any trust established by the Deceased Partner, execute and deliver to the other Partner a written instrument (including a Power of Attorney) appointing one person, firm, or corporation as and to be the agent of and for said Distributees.  Such agent shall be responsible for collecting, receiving, and making all payments and contributions required hereunder, shall vote the entire interest of the Distributees, and shall perform all other obligations of such Distributees performable by reason of or arising from their interest in the Partnership; and, any and all payments and/or disbursements due to the Distributees for or arising from their interest in the Partnership shall be deemed to have been validly made to such Distributees by paying the same to such duly designated agent.

10.3        ASSUMPTION BY ASSIGNEES.

Any transferee or assignee to whom an interest in the Partnership may be transferred under the terms of this Agreement, who is not at the time of such transfer a party to this Agreement, shall take such interest subject to all the terms and conditions of this Agreement and shall not be considered to have title to such interest until said transferee or assignee shall have accepted and assumed the terms and conditions of this Agreement by a written Agreement to that effect.

ARTICLE 11
AMENDMENT

11.1        AMENDMENT.

Subject to the provisions of Article 8, this Agreement may be amended or modified by the Partners from time to time but only by a written instrument executed by Partners owning collectively one hundred percent (100%) in ownership interests in the Partnership.

ARTICLE 12
TERMINATION OF THE PARTNERSHIP

The Partnership may be terminated at any time at a specially called meeting upon the affirmative vote of one hundred percent (100%) in ownership interest, not in numbers, of the Partners.  Upon such termination the assets of the Partnership shall be applied as follows:  (i) to payment of the outstanding Partnership liabilities, although an appropriate reserve may be maintained in the amount determined by the Manager of the Partnership for any contingent liability until said contingent liability is satisfied, and (ii) the balance of such reserve, if any, shall be distributed together with any other sums remaining after payment of the outstanding Partnership  liabilities to the Partners in the percentages set out opposite their signatures to this Agreement, unless otherwise provided herein.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1        NOTICES.

Except as may be  otherwise specifically provided in this Agreement, all notices required or permitted hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested, addressed to the parties at the respective addresses set forth on the signature pages of this Agreement, or at such other addresses as may have been theretofore specified by written notice delivered in accordance herewith.

13.2        TEXAS LAW TO APPLY.

This Agreement shall be construed under and in accordance with the laws of the State of Texas, and all obligations of the parties created hereunder are performable in Bexar County, Texas.

13.3        OTHER INSTRUMENTS.

The parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the Partnership created by this Agreement.

13.4        HEADINGS.

The headings used in this Agreement are used for administrative purposes only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

13.5        PARTIES BOUND.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns.

13.6        LEGAL CONSTRUCTION.

In case any one or more of the provisions contained in this Partnership Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof and this Partnership Agreement shall be construed  as if such invalid, illegal, or unenforceable provision had never been contained herein.

13.7        COUNTERPARTS.

This Partnership Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original.  Each Partner shall be authorized to receive separately signed signature pages, which he shall attach to a copy of this Agreement, which collectively shall be deemed the Partnership Agreement.

13.8        GENDER.

Wherever the context shall so require, all words herein in the male gender shall be deemed to include the female or neuter gender, all singular words shall include the plural, and all plural words shall include the singular.

13.9        PRIOR AGREEMENT SUPERSEDED.

This Agreement supersedes any prior  understandings or written or oral agreements between the parties, respecting the subject matter herein.

EXECUTED at Bexar County, Texas, as of the day and year above first written.

NAME, ADDRESS AND	SOCIAL SECURITY	INITIAL	PERCENTAGE
SIGNATURE OF PARTNER	NUMBER		CAPITAL
	TAXPAYER I.D.
	NUMBER	CONTRIBUTION	OWNERSHIP

David L. Mann			$40%
1500 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232

Thomas W. Brown			$60%
19026 Stone Oak Parkway
San Antonio, Texas 78258

Exhibit F

GUARANTY OF TOM BROWN, INDIVIDUALLY

WHEREAS, BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE , hereinafter called “Debtor”, has executed that one certain promissory note dated of even date herewith, in the original principal amount of ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,250,000.00), payable to the order of STERLING BANK (“STERLING BANK”) with its principal office and place of business in the City of San Antonio, Bexar County, Texas, hereinafter called “Bank”; and

WHEREAS, the undersigned desires that Bank make available and extend credit to Debtor from time to time;

NOW, THEREFORE, for a good and valuable consideration, receipt of which is hereby acknowledged, the undersigned, hereinafter, whether one or more, called “Guarantor”, jointly and severally hereby absolutely, irrevocably, and unconditionally guarantees the full and prompt payment at maturity, whether by acceleration or otherwise, and at all times thereafter, and agrees and promises to pay to Bank, the following listed obligations of Debtor to Bank (all such obligations being hereinafter collectively called the “indebtedness”):

(a)           that one certain Promissory  Note dated of even date herewith executed by Debtor, and payable to the order of Bank in the original principal sum of ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,250,000.00), secured by certain real and personal property;

(b)           any and all sums as may become due and payable under the above referenced note, under the terms of any instruments securing same; and

(c)           in addition to the principal advanced by Bank under said note, any and all interest, penalties, fees and expenses (including, but not limited to, attorneys fees) paid or incurred by Bank in endeavoring to collect the indebtedness guaranteed hereby or any part thereof, and in enforcing this Guaranty.

This Guaranty hereunder shall be governed by the following terms and conditions:

1.             This Guaranty shall be a continuing absolute and unconditional Guaranty and shall remain in full force and effect as to Guarantor notwithstanding the fact that at any time or from time to time there is no indebtedness due and owing from Debtor to Bank.  This Guaranty shall be subject to discontinuance only on the Cashier of Bank actually receiving written notice from Guarantor of discontinuance of this Guaranty, but no such notice shall affect or impair the obligations hereunder of Guarantor with respect to any indebtedness existing at the date of receipt of such notice by Bank plus any advances made to or for the account of Debtors after receipt of such notice pursuant to the obligation of Bank under a commitment to Debtor entered into prior to the receipt of such notice, plus interest, plus expenses paid or incurred by Bank in endeavoring to collect the indebtedness or any part thereof, and in enforcing this Guaranty against Guarantor.  Any such notice of discontinuance by Guarantor shall not affect or impair the obligations hereunder of any other Guarantor, their obligations to continue in full force and effect.

2.             Without further authorization from or notice to Guarantor, Bank may grant credit to Debtor from time to time, in such manner, on such terms, and for such times as it deems best, and Bank may: (a) alter, compromise, accelerate, extend, renew, or change the time or manner for the payment of any indebtedness, increase or reduce the rate of interest thereon, or release or add any one or more Guarantors or endorsers; (b) allow substitution of or withdrawal of collateral or other security and release collateral or other security or subordinate the same.

3.             Bank may, without demand or notice of any kind, at any time when any amount shall be due and payable hereunder by Guarantor, appropriate and apply towards the payment of such amount, and in such order of application as Bank may from time to time elect any property, balances, credits, deposits, accounts or monies of Guarantor in possession or control of Bank for any purpose.  In addition, Bank may appropriate and apply any such property of Debtor in possession or control of Bank for any purpose in such order of application as Bank may from time to time elect (including the liquidation of any debt not guaranteed hereunder).  Any amounts realized by Bank from collateral or security held by Bank for the payment of the indebtedness or received from whatsoever source may be applied in such manner and order of application as Bank may from time to time elect (including the liquidation of any debt not guaranteed hereunder).  Guarantor agrees that if at any time payment of any indebtedness or part thereof to Bank is rescinded or must otherwise be returned by Bank upon the insolvency, bankruptcy or reorganization of Debtor or otherwise, this Guaranty shall remain in full force and effect as though such payment to Bank had not been made.  Any payment made on any indebtedness shall be deemed to have been made by Debtor unless express written notice is given to Bank at the time of such payment that such payment is made by Guarantor, or one or more of them, as specified in such notice.

4.             If Guarantor becomes liable for any debt owing by Debtor to Bank by endorsement or otherwise than under this Guaranty, Guarantor’s liability hereunder shall not in any manner be impaired or affected thereby. Guarantor’s liability hereunder is independent of any liability Guarantor may incur as a co-maker, partner, officer, director, shareholder, agent, employee, contractor, or other capacity, of the Debtor.

5.             In the event of default by Debtor in payment of the indebtedness, or any part thereof, when the same becomes due either by its terms or as a result of the exercise of any power to accelerate, or in the event of death, incompetency, dissolution or insolvency of Debtor or Guarantor, or upon an assignment by Debtor or Guarantor for the benefit of creditors, then and in such event Guarantor shall immediately pay the amount due thereon to Bank at its offices in San Antonio, Texas, subject to the limit on principal, if any, set out above.

6.             Guarantor hereby expressly waives: (a) notice of the acceptance of this Guaranty; (b) notice of the existence or creation of all or any of the indebtedness; (c) presentment, demand, notice of dishonor, notice of intention to accelerate maturity, notice of acceleration of maturity, protest, and all other notices whatsoever; (d) all diligence in collection or protection of, resort to, or realization upon, the indebtedness or any part thereof, any obligation hereunder, or any security for any of the foregoing; or any right to require preservation of liability of any person on the indebtedness, or any part thereof, or on any Security; (e) any right of subrogation until all indebtedness hereby guaranteed has been paid in full unless such right is expressly given to Guarantor in writing by Bank; (f) any right to require Bank to forthwith sue Debtor to collect any indebtedness as a prerequisite to Bank’s taking any action against Guarantor hereunder or any right to have Debtors joined with Guarantor in any suit brought against Guarantor on this Guaranty; (g) any right to priority of any obligation of Debtor to Guarantor, Guarantor hereby expressly subordinating any such obligation to the indebtedness hereby guaranteed, and agreeing that any such obligation of Debtor to Guarantor shall not be paid in whole or in part without the prior written consent of Bank.

7.             This Guaranty is for the benefit of Bank, its successors and assigns, and in the event of an assignment by Bank, its successors or assigns, of the indebtedness or any part thereof, the rights and benefits hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness, but Bank shall have an unimpaired right, prior and superior to that of any such assignee, to enforce this Guaranty for the benefit of Bank as to so much of the indebtedness as it has not assigned.  This Guaranty shall be binding upon Guarantor, and upon the heirs, legal representatives, successors and assigns of Guarantor.

8.             The rights of Bank are cumulative and shall not be exhausted by its exercise of any of its rights hereunder or otherwise against Guarantor or by any number of successive actions unless and until all indebtedness hereby guaranteed has been paid or performed, and all of Guarantor’s obligations hereunder have been fully performed.  No delay on the part of Bank in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Bank of any right or remedy shall preclude any other or further exercise thereof or the exercise of any other right or remedy.  No action of Bank permitted hereunder shall in any way impair or affect this Guaranty or any obligations of Guarantor hereon.  For the purposes hereof, indebtedness shall include all obligations of Debtor to Bank, notwithstanding any right or power of Debtor or anyone else to assert any claim or defense as to the invalidity or unenforceability of any such obligation of the undersigned hereunder.  This Guaranty shall be and continue effective notwithstanding any legal disability of Debtor to incur the indebtedness in whole or in part.  If Bank holds one or more other guaranties executed by any of the undersigned concerning any debt of Debtor to Bank, such other guaranties shall be considered cumulative unless expressly released and/or discharged by Bank, and the limit of liability, if any, imposed by such other guaranty or guaranties shall be added to the limit of liability, if any, set out above, in determining the total cumulative amount of liability of the persons(s) obligated under such other guaranty or guaranties.

9.             If more than one party shall execute this Guaranty, the term “Guarantor” shall mean all parties executing the same, and all such parties shall be jointly and severally obligated hereunder, and the liability of each shall continue notwithstanding the incapacity, death or disability of any other, or the discontinuance hereof by any other.

10.           Should any one or more of the provisions of this Guaranty be determined to be illegal or unenforceable, all other provisions nevertheless shall remain effective.  Anything to the contrary herein, or in any other document related hereto notwithstanding, Guarantor shall never be obligated to pay more than the highest rate of interest allowed by law in connection with any indebtedness guaranteed hereunder.

11.           The undersigned Guarantor acknowledges and stipulates that (i) this guaranty agreement is being executed prior to or substantially contemporaneously with the execution of the instrument referenced in paragraph (a) on the first page of this guaranty agreement, (ii) as part of the consideration for this guaranty, the Bank has agreed to make the loan pursuant to the terms of said instrument, and (iii) without this guaranty agreement, the Bank would not have made the loan.

NOTICE TO OBLIGOR

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

Executed at San Antonio, Texas, on this 11th day of June, 2002.

TOM BROWN, Individually

WITNESS:	ADDRESS:

112 MOSSY CUP WEST
SAN ANTONIO, TEXAS 78231

ADDRESS:

Exhibit G

GUARANTY OF DAVID L. MANN, INDIVIDUALLY

WHEREAS, BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE , hereinafter called “Debtor”, has executed that one certain promissory note dated of even date herewith, in the original principal amount of ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,250,000.00), payable to the order of STERLING BANK (“STERLING BANK”) with its principal office and place of business in the City of San Antonio, Bexar County, Texas, hereinafter called “Bank”; and

WHEREAS, the undersigned desires that Bank make available and extend credit to Debtor from time to time;

NOW, THEREFORE, for a good and valuable consideration, receipt of which is hereby acknowledged, the undersigned, hereinafter, whether one or more, called “Guarantor”, jointly and severally hereby absolutely, irrevocably, and unconditionally guarantees the full and prompt payment at maturity, whether by acceleration or otherwise, and at all times thereafter, and agrees and promises to pay to Bank, the following listed obligations of Debtor to Bank (all such obligations being hereinafter collectively called the “indebtedness”):

(a)           that one certain Promissory  Note dated of even date herewith executed by Debtor, and payable to the order of Bank in the original principal sum of ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,250,000.00), secured by certain real and personal property;

(b)           any and all sums as may become due and payable under the above referenced note, under the terms of any instruments securing same; and

(c)           in addition to the principal advanced by Bank under said note, any and all interest, penalties, fees and expenses (including, but not limited to, attorneys fees) paid or incurred by Bank in endeavoring to collect the indebtedness guaranteed hereby or any part thereof, and in enforcing this Guaranty.

This Guaranty hereunder shall be governed by the following terms and conditions:

1.             This Guaranty shall be a continuing absolute and unconditional Guaranty and shall remain in full force and effect as to Guarantor notwithstanding the fact that at any time or from time to time there is no indebtedness due and owing from Debtor to Bank.  This Guaranty shall be subject to discontinuance only on the Cashier of Bank actually receiving written notice from Guarantor of discontinuance of this Guaranty, but no such notice shall affect or impair the obligations hereunder of Guarantor with respect to any indebtedness existing at the date of receipt of such notice by Bank plus any advances made to or for the account of Debtors after receipt of such notice pursuant to the obligation of Bank under a commitment to Debtor entered into prior to the receipt of such notice, plus interest, plus expenses paid or incurred by Bank in endeavoring to collect the indebtedness or any part thereof, and in enforcing this Guaranty against Guarantor.  Any such notice of discontinuance by Guarantor shall not affect or impair the obligations hereunder of any other Guarantor, their obligations to continue in full force and effect.

2.             Without further authorization from or notice to Guarantor, Bank may grant credit to Debtor from time to time, in such manner, on such terms, and for such times as it deems best, and Bank may: (a) alter, compromise, accelerate, extend, renew, or change the time or manner for the payment of any indebtedness, increase or reduce the rate of interest thereon, or release or add any one or more Guarantors or endorsers; (b) allow substitution of or withdrawal of collateral or other security and release collateral or other security or subordinate the same.

3.             Bank may, without demand or notice of any kind, at any time when any amount shall be due and payable hereunder by Guarantor, appropriate and apply towards the payment of such amount, and in such order of application as Bank may from time to time elect any property, balances, credits, deposits, accounts or monies of Guarantor in possession or control of Bank for any purpose.  In addition, Bank may appropriate and apply any such property of Debtor in possession or control of Bank for any purpose in such order of application as Bank may from time to time elect (including the liquidation of any debt not guaranteed hereunder).  Any amounts realized by Bank from collateral or security held by Bank for the payment of the indebtedness or received from whatsoever source may be applied in such manner and order of application as Bank may from time to time elect (including the liquidation of any debt not guaranteed hereunder).  Guarantor agrees that if at any time payment of any indebtedness or part thereof to Bank is rescinded or must otherwise be returned by Bank upon the insolvency, bankruptcy or reorganization of Debtor or otherwise, this Guaranty shall remain in full force and effect as though such payment to Bank had not been made.  Any payment made on any indebtedness shall be deemed to have been made by Debtor unless express written notice is given to Bank at the time of such payment that such payment is made by Guarantor, or one or more of them, as specified in such notice.

4.             If Guarantor becomes liable for any debt owing by Debtor to Bank by endorsement or otherwise than under this Guaranty, Guarantor’s liability hereunder shall not in any manner be impaired or affected thereby. Guarantor’s liability hereunder is independent of any liability Guarantor may incur as a co-maker, partner, officer, director, shareholder, agent, employee, contractor, or other capacity, of the Debtor.

5.             In the event of default by Debtor in payment of the indebtedness, or any part thereof, when the same becomes due either by its terms or as a result of the exercise of any power to accelerate, or in the event of death, incompetency, dissolution or insolvency of Debtor or Guarantor, or upon an assignment by Debtor or Guarantor for the benefit of creditors, then and in such event Guarantor shall immediately pay the amount due thereon to Bank at its offices in San Antonio, Texas, subject to the limit on principal, if any, set out above.

6.             Guarantor hereby expressly waives: (a) notice of the acceptance of this Guaranty; (b) notice of the existence or creation of all or any of the indebtedness; (c) presentment, demand, notice of dishonor, notice of intention to accelerate maturity, notice of acceleration of maturity, protest, and all other notices whatsoever; (d) all diligence in collection or protection of, resort to, or realization upon, the indebtedness or any part thereof, any obligation hereunder, or any security for any of the foregoing; or any right to require preservation of liability of any person on the indebtedness, or any part thereof, or on any Security; (e) any right of subrogation until all indebtedness hereby guaranteed has been paid in full unless such right is expressly given to Guarantor in writing by Bank; (f) any right to require Bank to forthwith sue Debtor to collect any indebtedness as a prerequisite to Bank’s taking any action against Guarantor hereunder or any right to have Debtors joined with Guarantor in any suit brought against Guarantor on this Guaranty; (g) any right to priority of any obligation of Debtor to Guarantor, Guarantor hereby expressly subordinating any such obligation to the indebtedness hereby guaranteed, and agreeing that any such obligation of Debtor to Guarantor shall not be paid in whole or in part without the prior written consent of Bank.

7.             This Guaranty is for the benefit of Bank, its successors and assigns, and in the event of an assignment by Bank, its successors or assigns, of the indebtedness or any part thereof, the rights and benefits hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness, but Bank shall have an unimpaired right, prior and superior to that of any such assignee, to enforce this Guaranty for the benefit of Bank as to so much of the indebtedness as it has not assigned.  This Guaranty shall be binding upon Guarantor, and upon the heirs, legal representatives, successors and assigns of Guarantor.

8.             The rights of Bank are cumulative and shall not be exhausted by its exercise of any of its rights hereunder or otherwise against Guarantor or by any number of successive actions unless and until all indebtedness hereby guaranteed has been paid or performed, and all of Guarantor’s obligations hereunder have been fully performed.  No delay on the part of Bank in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Bank of any right or remedy shall preclude any other or further exercise thereof or the exercise of any other right or remedy.  No action of Bank permitted hereunder shall in any way impair or affect this Guaranty or any obligations of Guarantor hereon.  For the purposes hereof, indebtedness shall include all obligations of Debtor to Bank, notwithstanding any right or power of Debtor or anyone else to assert any claim or defense as to the invalidity or unenforceability of any such obligation of the undersigned hereunder.  This Guaranty shall be and continue effective notwithstanding any legal disability of Debtor to incur the indebtedness in whole or in part.  If Bank holds one or more other guaranties executed by any of the undersigned concerning any debt of Debtor to Bank, such other guaranties shall be considered cumulative unless expressly released and/or discharged by Bank, and the limit of liability, if any, imposed by such other guaranty or guaranties shall be added to the limit of liability, if any, set out above, in determining the total cumulative amount of liability of the persons(s) obligated under such other guaranty or guaranties.

9.             If more than one party shall execute this Guaranty, the term “Guarantor” shall mean all parties executing the same, and all such parties shall be jointly and severally obligated hereunder, and the liability of each shall continue notwithstanding the incapacity, death or disability of any other, or the discontinuance hereof by any other.

10.           Should any one or more of the provisions of this Guaranty be determined to be illegal or unenforceable, all other provisions nevertheless shall remain effective.  Anything to the contrary herein, or in any other document related hereto notwithstanding, Guarantor shall never be obligated to pay more than the highest rate of interest allowed by law in connection with any indebtedness guaranteed hereunder.

11.           The undersigned Guarantor acknowledges and stipulates that (i) this guaranty agreement is being executed prior to or substantially contemporaneously with the execution of the instrument referenced in paragraph (a) on the first page of this guaranty agreement, (ii) as part of the consideration for this guaranty, the Bank has agreed to make the loan pursuant to the terms of said instrument, and (iii) without this guaranty agreement, the Bank would not have made the loan.

NOTICE TO OBLIGOR

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE

CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

Executed at San Antonio, Texas, on this 11th day of June, 2002.

DAVID L. MANN, Individually

WITNESS:	ADDRESS:

150 N. LOOP 1604 EAST, SUITE 202
SAN ANTONIO, TEXAS 78232

ADDRESS:

Exhibit H

PROMISSORY NOTE

Date:	JUNE 11, 2002

Maker:	BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE

Maker’s Mailing Address:	10926 STONE OAK PARKWAY, SUITE 215
SAN ANTONIO, TEXAS 78258

Payee:	STERLING BANK

Place for Payment:	403 S. W.W. WHITE ROAD
SAN ANTONIO, TEXAS 78219

Principal Amount:	ONE MILLION TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($1,250,000.00)

Annual Interest Rate on Unpaid Principal from Date:    The lesser of: (i) a varying rate per annum which is one and one half of one percent (1.5%) per annum above the prime rate published from time to time in the Money Rates Section of the Wall Street Journal, floating, or (ii) the maximum rate of nonusurious interest allowed from time to time by applicable law, such interest rate to change automatically from day to day until the principal is repaid.  Maker acknowledges that the “prime rate” is known to or readily ascertainable by Maker.

THE PRIME RATE IS USED AS A DEVICE TO SET THE RATE OF INTEREST ONLY.  IN NO EVENT IS IT TO BE CONSTRUED AS A WARRANTY OR REPRESENTATION OF FAVORABILITY OF RATE OR A REPRESENTATION THAT LOANS WILL NOT BE MADE AT A LOWER RATE.

Terms of Payment:  Principal is due and payable in quarterly installments the first installment of $62,500.00, or more, being due in six (6) months after the date hereof.  Thereafter, principal will be due and payable in two equal quarterly installments each in the amount of $31,250.00, or more, beginning six (6) months from the date hereof.  Thereafter, principal will be due and payable in four equal quarterly installments of $62,500.00, or more, beginning twelve (12) months from the date hereof.  Thereafter, principal will be due and payable in four equal quarterly installments each in the amount of $93,750.00, or more, beginning twenty-four (24) months from the date hereof.  Thereafter, principal will be due and payable in four (4) equal quarterly installments each in the amount of $125,000.00, or more, beginning thirty-six (36) months from the date hereof.  At that time the entire amount of principal and accrued interest remaining unpaid will be payable.  Interest computed on the unpaid principal balance is payable quarterly as it accrues on the same dates as and in addition to the installments of principal.

Annual Interest Rate on Matured, Unpaid Amounts:  The lesser of Eighteen Percent (18%) per annum or the maximum lawful rate.

Security for Payment:  This Note is secured by a Security Agreement of even date herewith from MAKER to PAYEE, which conveys the following described personal property to-wit:

9,443,905 SHARES OF GLOBALSCAPE, INC. STOCK, STOCK CERTIFICATE NUMBERS 4369, 4370, 4371, 4372, 4373, 4374, 4375, 4376, 4377and 4378; including

17,856 shares of stock represented by lost stock certificate number C-003022 and any re-issued stock certificates in the name of BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE.

Maker promises to pay to the order of Payee at the place for payment and according to the terms of payment the principal amount plus accrued interest at the rates stated above.  All unpaid amounts shall be due by the final scheduled payment date.

On default in the payment of this note or in the performance of any obligation in any instrument securing or collateral to it, this note and all obligations in all instruments securing or collateral to it shall become immediately due at the election of Payee.  Maker and each surety, endorser, and guarantor waive all notices, demands for payment, presentations for payment, notices of intention to accelerate maturity, notices of acceleration, notices of extension of maturity, protests, and notices of protest.

If this note or any instrument securing or collateral to it is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through probate, bankruptcy, or other judicial proceeding, then Maker shall pay Payee reasonable attorney’s fees in addition to other amounts due.

It is the intention of Payee and Maker to conform strictly with applicable usury laws now in force.  No provision of this Note or the security documents securing this Note, or in any other document evidencing, securing or pertaining to the indebtedness evidenced hereby shall require the payment, or permit the collection of interest in excess of the maximum amount permitted by applicable law.  If at any time the interest received or contracted for exceeds the maximum lawful rate, the Payee shall refund the amount of the excess, or, at its option, shall credit the amount of the excess against amounts owing under this Note and such excess shall not be considered the payment of interest.  Determination of the rate of interest shall be made by amortizing, prorating, allocating, and spreading in equal parts during the full contracted period of the life of the loan all interest at any time contracted for, charged or received from Maker in connection with the loan.

By the acceleration clauses herein, the Payee expressly does not intend thereby to collect any excessive unearned interest or finance charges in the event of acceleration of the amounts due hereunder.

Each Maker states that the purposes of the loan evidenced by this Note are primarily for business and commercial purposes, and not for personal, family, household, or agricultural purposes.

Each Maker is jointly and severally responsible for the entire amount of this note.  The terms Maker and Payee and other nouns and pronouns include the plural if more than one and include the masculine or feminine where appropriate.

Maker may prepay all or any part of the principal of this note before maturity without penalty, and interest shall immediately cease to accrue on any amount so prepaid.  All such prepayments shall be applied to installments on the last maturing principal.

NOTICE TO OBLIGOR:

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

THIS LOAN IS PAYABLE IN FULL AT MATURITY.  YOU MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE.  THE PAYEE IS UNDER NO OBLIGATION TO REFINANCE THE LOAN AT THAT TIME.  YOU WILL, THEREFORE, BE REQUIRED TO MAKE PAYMENT OUT OF OTHER ASSETS THAT YOU MAY OWN, OR YOU WILL HAVE TO FIND A LENDER, WHICH MAY BE THE LENDER YOU HAVE THIS LOAN WITH, WILLING TO LEND YOU THE MONEY.  IF YOU REFINANCE THIS LOAN AT MATURITY, YOU MAY HAVE TO PAY SOME OR ALL OF THE CLOSING COSTS NORMALLY ASSOCIATED WITH A NEW LOAN EVEN IF YOU OBTAIN REFINANCING FROM THE SAME LENDER.  A NEW APPLICATION FOR REFINANCING MAY BE CONSIDERED AT MATURITY.

EXECUTED to be effective on the date above first written.

MAKER:

BROWN AND MANN - GLOBALSCAPE, JOINT VENTURE

BY:
TOM BROWN, General Partner

BY:
DAVID L. MANN, General Partner

Exhibit I

REAL ESTATE LIEN NOTE

Date:                                                                                                                                            31 MAY, 2002

Maker:                                                                                                                                   DAVID L. MANN AND WIFE, DANA B. MANN

Maker’s Mailing Address:                            150 NORTH LOOP 1604 EAST, SUITE 202

                                                                                                                                                                        SAN ANTONIO, TEXAS 78232

Payee:                                                                                                                                     STERLING BANK

Place for Payment:                                                                      403 S. W.W. WHITE ROAD

                                                                                                                                                                        SAN ANTONIO, TEXAS  78219

Principal Amount:                                                                        FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($500,000.00)

Annual Interest Rate on Unpaid Principal from Date:      The lesser of: (i) a varying rate per annum which is one and one half of one percent (1.5%) per annum above the prime rate published from time to time in the Money Rates Section of the Wall Street Journal, floating, or (ii) the maximum rate of nonusurious interest allowed from time to time by applicable law, such interest rate to change automatically from day to day until the principal is repaid.  Maker acknowledges that the “prime rate” is known to or readily ascertainable by Maker.

THE PRIME RATE IS USED AS A DEVICE TO SET THE RATE OF INTEREST ONLY.  IN NO EVENT IS IT TO BE CONSTRUED AS A WARRANTY OR REPRESENTATION OF FAVORABILITY OF RATE OR A REPRESENTATION THAT LOANS WILL NOT BE MADE AT A LOWER RATE.

Terms of Payment:      Interest only is due and payable monthly as it accrues, beginning on or before one (1) month after the date hereof, and continuing regularly and monthly thereafter on the same day of each month until the expiration of twelve (12) months after the date hereof.  At that time the entire amount of principal and accrued interest remaining unpaid will be payable.  Interest will be calculated on the unpaid principal to the date of each payment made.  Payments will be credited first to accrued unpaid interest and then to reduction of principal.

Annual Interest Rate on Matured, Unpaid Amounts:  The lesser of Eighteen Percent (18%) per annum or the maximum lawful rate.

Security for Payment:  This Note is secured by a vendor’s lien retained in deed to Maker and by a first lien Deed of Trust, Security Agreement, and Financing Statement (“Deed of Trust”) of even date herewith from MAKER to JAMES W. GOOLSBY, JR., Trustee, that conveys the following described real property to-wit:

LOTS 44, 45, AND 47, BLOCK 2 AND LOTS 5 AND 6, BLOCK 5, ALL IN NEW CITY BLOCK 19217, CHAMPIONS RIDGE SUBDIVISION, UNIT 2A, PLANNED UNIT DEVELOPMENT, IN THE CITY OF SAN ANTONIO, BEXAR COUNTY, TEXAS, ACCORDING TO PLAT THEREOF RECORDED IN VOLUME 9548, PAGE 108, DEED AND PLAT RECORDS OF BEXAR COUNTY, TEXAS.

To the maximum extent not prohibited by applicable law, this promissory note is additionally secured by all deeds of trust, security agreements, assignments and other writing of every kind and nature heretofore, now or hereafter executed by any of the Makers or any other person to secure any indebtedness of any of the Makers which is now or hereafter owing to any holder of this promissory note, whether or not any of such writings describe, cover, pertain or affect any property, rights or interests which are similar or dissimilar to any of the following described property, rights or interests, and whether or not such writings were originally executed or delivered to or for the benefit of any holder of this promissory note or executed or delivered to or for the benefit of any other person and acquired by purchase or otherwise by any holder of this promissory note, and whether or not any such lien or security interest or other interest was created by any then owner of any interest in or to any of the property, rights or interests which are described in or covered by any such writing or to which any such writing may pertain or affect, including, but not limited to, the writing referred to above.

Maker promises to pay to the order of Payee at the place for payment and according to the terms of payment the principal amount plus accrued interest at the rates stated above.  All unpaid amounts shall be due by the final scheduled payment date.

On default in the payment of this note or in the performance of any obligation in any instrument securing or collateral to it, this note and all obligations in all instruments securing or collateral to it shall become immediately due at the election of Payee.  Maker and each surety, endorser, and guarantor waive all notices, demands for payment, presentations for payment, notices of intention to accelerate maturity, notices of acceleration, notices of extension of maturity, protests, and notices of protest.

If this note or any instrument securing or collateral to it is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through probate, bankruptcy, or other judicial proceeding, then Maker shall pay Payee reasonable attorney’s fees in addition to other amounts due.

It is the intention of Payee and Maker to conform strictly with applicable usury laws now in force.  No provision of this Note or the security documents securing this Note, or in any other document evidencing, securing or pertaining to the indebtedness evidenced hereby shall require the payment, or permit the collection of interest in excess of the maximum amount permitted by applicable law.  If at any time the interest received or contracted for exceeds the maximum lawful rate, the Payee shall refund the amount of the excess, or, at its option, shall credit the amount of the excess against amounts owing under this Note and such excess shall not be considered the payment of interest.  Determination of the rate of interest shall be made by amortizing, prorating, allocating, and spreading in equal parts during the full contracted period of the life of the loan all interest at any time contracted for, charged or received from Maker in connection with the loan.

By the acceleration clauses herein, the Payee expressly does not intend thereby to collect any excessive unearned interest or finance charges in the event of acceleration of the amounts due hereunder.

Each Maker states that the purposes of the loan evidenced by this Note are primarily for business and commercial purposes, and not for personal, family, household, or agricultural purposes.

Each Maker is jointly and severally responsible for the entire amount of this note.  The terms Maker and Payee and other nouns and pronouns include the plural if more than one and include the masculine or feminine where appropriate.

Maker may prepay all or any part of the principal of this note before maturity without penalty, and interest shall immediately cease to accrue on any amount so prepaid.  All such prepayments shall be applied to installments on the last maturing principal.

NOTICE TO OBLIGOR:

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

THIS LOAN IS PAYABLE IN FULL AT MATURITY.   YOU MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE.  THE PAYEE IS UNDER NO OBLIGATION TO REFINANCE THE LOAN AT THAT TIME.  YOU WILL, THEREFORE, BE REQUIRED TO MAKE PAYMENT OUT OF OTHER ASSETS THAT YOU MAY OWN, OR YOU WILL HAVE TO FIND A LENDER, WHICH MAY BE THE LENDER YOU HAVE THIS LOAN WITH, WILLING TO LEND YOU THE MONEY.  IF YOU REFINANCE THIS LOAN AT MATURITY, YOU MAY HAVE TO PAY SOME OR ALL OF THE CLOSING COSTS NORMALLY ASSOCIATED WITH A NEW LOAN EVEN IF YOU OBTAIN REFINANCING FROM THE SAME LENDER.  A NEW APPLICATION FOR REFINANCING MAY BE CONSIDERED AT MATURITY.

EXECUTED to be effective on the date above first written.

MAKER:

DAVID L. MANN

DANA B. MANN